    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 2000



                                                          REGISTRATION 333-41028

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          EDEN BIOSCIENCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           WASHINGTON                          2879                          91-1649604
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                        11816 NORTH CREEK PARKWAY NORTH
                         BOTHELL, WASHINGTON 98011-8205
                                 (425) 806-7300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JERRY L. BUTLER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          EDEN BIOSCIENCE CORPORATION
                        11816 NORTH CREEK PARKWAY NORTH
                         BOTHELL, WASHINGTON 98011-8205
                                 (425) 806-7300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 ANDREW BOR, ESQ.                               MICHAEL L. FITZGERALD, ESQ.
               ANDREW B. MOORE, ESQ.                                 BROWN & WOOD LLP
                 PERKINS COIE LLP                                 ONE WORLD TRADE CENTER
           1201 THIRD AVENUE, SUITE 4800                       NEW YORK, NEW YORK 10048-0557
          SEATTLE, WASHINGTON 98101-3099                              (212) 839-5300
                  (206) 583-8888

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
         TITLE OF EACH CLASS               AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
    OF SECURITIES TO BE REGISTERED        REGISTERED(1)           SHARE(2)             PRICE(2)       REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0025 par value per
  share...............................   6,670,000 shares          $14.00            $93,380,000            $24,660
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------



(1) Includes 870,000 shares that may be purchased by the underwriters to cover over-allotments, if any.



(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a).



(3) Of this registration fee, $22,775 has been previously paid and $1,885 is being paid herewith.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED AUGUST 18, 2000


PROSPECTUS


                                5,800,000 SHARES


                                      LOGO

                                  COMMON STOCK
                             ----------------------

     This is EDEN Bioscience Corporation's initial public offering. EDEN is selling all of the shares.


     We expect the public offering price to be between $12.00 and $14.00 per share. Currently, no public market exists for the shares. After pricing the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "EDEN."



     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.


                             ----------------------

                                                              PER SHARE       TOTAL
                                                              ----------    ----------
Public offering price.......................................  $             $
Underwriting discount.......................................  $             $
Proceeds, before expenses, to EDEN..........................  $             $


     The underwriters may also purchase up to an additional 870,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about                , 2000.

                             ----------------------

MERRILL LYNCH & CO.                                                STEPHENS INC.

                            GEORGE K. BAUM & COMPANY

                             ----------------------

             The date of this prospectus is                , 2000.

Inside cover artwork: [Graphic: Eden's logo and a collage of photographs depicting packages of Messenger on an assembly line and various crops, including tomato, citrus, cotton, wheat, peach, rose, strawberry, watermelon, corn, soybean, apple, pepper and peanut, with the following captions: "Messenger(R) uses a fundamentally new, patented technology that has demonstrated an ability to significantly improve plant protection and crop production on a wide array of crops grown worldwide" and "Messenger received EPA approval in April 2000. Commercial sales began in August 2000."]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    8
Special Note Regarding Forward-Looking Statements...........   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   26
Management..................................................   40
Certain Relationships and Related Party Transactions........   50
Principal Shareholders......................................   52
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   57
Underwriting................................................   59
Legal Matters...............................................   62
Experts.....................................................   62
Where You Can Find More Information.........................   62
Index to Financial Statements...............................  F-1


                             ----------------------

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

       EDEN(R), EDEN Bioscience(R) and Messenger(R) are registered trademarks of EDEN.

                               PROSPECTUS SUMMARY

       This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                          EDEN BIOSCIENCE CORPORATION

       We are a plant technology company focused on developing, manufacturing and marketing innovative natural products for agriculture. We have a fundamentally new, patented and proprietary technology that we believe will significantly improve plant protection and crop production worldwide. We believe our technology and our initial product, Messenger, allow us to offer superior alternatives to existing plant protection and crop yield enhancement products in terms of both performance and safety and, importantly, to avoid the substantial public resistance to many chemical pesticides and genetically modified plants. We are aware of no other product or technology currently being marketed, under development or described in scientific literature that generates the comprehensive set of beneficial results that Messenger produces on such a wide array of crops.

     Our Core Harpin Technology

       Our core harpin and harpin-related technology is based on an understanding of innate complex plant defense and growth systems and the discovery of how these systems are activated in nature. In recent years, researchers have begun to recognize the critical role these natural systems play in determining plant health, growth and survival, but there has been no effective means to reliably activate these mechanisms without toxic effects to the plant.

       Through the discovery of a new class of nontoxic, naturally occurring proteins called harpins, we have been able to activate these previously inaccessible plant mechanisms. Harpin proteins trigger a plant's natural defense systems to protect against disease and pests, and simultaneously activate plant growth systems, leading to increased biomass, photosynthesis, nutrient uptake and root development and, ultimately, to greater crop yield and quality. We own or have obtained exclusive worldwide rights to our core harpin and harpin-related technology.

     Messenger -- Our Initial Product


       Commercial sales of Messenger began in August 2000. Based on our harpin technology, Messenger can be used for both plant protection and yield enhancement on a wide variety of crops. Messenger is a water-soluble, granular powder that is topically applied either independently or in conjunction with traditional chemical pesticides. Once applied, Messenger degrades rapidly and leaves no detectable residue. In field trials on over 40 crops, Messenger has generally reduced, or even eliminated, the need for traditional chemical pesticides. In addition, Messenger has been shown to be effective in simultaneously:


       - improving crop yields generally by 10% to 20%;

       - protecting against a broad array of viral, fungal and bacterial diseases, including some diseases for which there is currently no effective treatment;

       - reducing damage caused by a variety of pests; and

       - enhancing plant growth and crop quality.

       Unlike traditional chemical pesticides, Messenger and other products we are developing have no direct killing effect on pests and pathogens. Instead, Messenger activates the plant's own defense and growth systems. Furthermore, unlike genetically modified plants, Messenger delivers the advantages of modern biotechnology without altering the plant's DNA. Messenger offers several other key advantages over existing plant protection and yield enhancement alternatives, including:

       -  improved food safety;

       -  reduced risk of environmental damage;

       -  improved worker safety; and

       -  reduced likelihood of pest resistance.


       Messenger received conditional EPA approval in April 2000. The EPA approval requires that we submit the results of four additional studies relating to the safety of the product by April 19, 2001. We have completed three of the required studies and believe they meet the EPA's requirements, and we are in the process of completing the remaining required study.


     Business Strategy


       The increasing scarcity of agricultural resources and growing global demand for food, together with concerns regarding the use of traditional chemical pesticides and genetically modified plants, are forcing growers to look at new alternatives to traditional plant protection and yield enhancement methods. Annual crop losses from pests are estimated to be $300 billion worldwide. To mitigate these losses, growers worldwide spent approximately $30 billion for agricultural chemicals in 1999. Our strategy is to be a leading provider of innovative plant protection and yield enhancement solutions to growers throughout the world. We are focusing on the following key initiatives:


       - commercialize Messenger and future products based on our proprietary technology;

       - promote the benefits of Messenger and our harpin and harpin-related technologies;

       - continue to develop Messenger product extensions and new products that utilize natural plant defense and growth systems;

       -  control and protect our technology; and

       -  maintain control over product manufacturing.


       Our near-term focus is the commercialization of Messenger for use on a variety of crops. We are currently concentrating our efforts in the United States on high-value crops, such as citrus, tomatoes, peppers, cucumbers, strawberries and other horticultural and specialty crops, from which we expect growers will derive the greatest economic benefit from Messenger. In 1999, over 121 million acres of horticultural and specialty crops were harvested worldwide, including approximately 17 million acres of tomatoes, peppers, cucumbers and strawberries and approximately 18 million acres of citrus. We plan to take advantage of the Messenger brand developed in the use on these high-value crops to penetrate traditional field crop markets, including cotton, wheat, rice, corn and soybean. In 1999, approximately 2.0 billion acres of row crops were harvested worldwide, with corn, wheat, cotton and rice accounting for approximately 1.3 billion acres. We will continue to expand our sales and field development specialist force to educate industry leaders on the benefits of Messenger and maintain close relationships with large commercial growers and independent agricultural product distributors. We also intend to continue to conduct domestic and international field trials and aggressively pursue international regulatory approvals to establish Messenger as a leading plant protection and yield enhancement product in the global marketplace.



       Prior to August 2000, we had derived all of our revenues from research grants and from providing consulting services. Since 1997, we have not sought, and do not intend to seek, additional research grants and since January 2000 we no longer provide any consulting services. For the immediately foreseeable future, we will be dependent on the successful development and commercialization of Messenger. To be successful, we must achieve broad market acceptance for Messenger and differentiate it from products that genetically modify plants, which have been subject to public concerns and negative public attitudes, particularly in Europe.

     Research and Development

       We will continue to focus significant resources on discovering and developing new products based on our harpin and harpin-related technology platform. These efforts will include Messenger product line extensions, such as crop, disease and pest specific products. In addition, we have identified and are currently performing efficacy studies on new harpin proteins that are significantly more potent and may be effective against other classes of disease or induce additional growth pathways. We believe that many of the additional products and technologies currently under development will lead to significant business opportunities in the future.

                                  THE OFFERING


Common stock offered by EDEN...........     5,800,000 shares



Common stock to be outstanding after
the offering...........................     22,732,707 shares



Use of proceeds........................     We estimate that our net proceeds
                                            from this offering, assuming no
                                            exercise of the underwriters' over-
                                            allotment option, will be
                                            approximately $69.0 million. We
                                            intend to use a portion of the net
                                            proceeds of this offering to expand
                                            and enhance our manufacturing and
                                            research and development facilities,
                                            and the remainder for working
                                            capital and general corporate
                                            purposes, including expansion of our
                                            sales and marketing capabilities for
                                            the commercialization of Messenger
                                            and for research and development
                                            activities.


Risk factors...........................     See "Risk Factors" and other
                                            information included in this
                                            prospectus for a discussion of
                                            factors that you should carefully
                                            consider before deciding to invest
                                            in shares of the common stock.

Nasdaq National Market symbol..........     EDEN


       The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of August 16, 2000 and excludes:



       - 2,470,000 shares of common stock issuable under our 1995 combined incentive and non-qualified stock option plan upon the exercise of stock options outstanding as of August 16, 2000, at a weighted average exercise price of $6.93 per share, and 324,334 shares of common stock reserved for issuance under such plan;



       - 331,953 shares of common stock issuable upon the exercise of warrants outstanding as of August 16, 2000, at a weighted average exercise price of $1.64 per share;



       - 230,769 shares of common stock, assuming an initial public offering price of $13.00 per share, issuable upon the exercise of currently outstanding warrants associated with our two existing credit facilities, at an exercise price equal to the public offering price of shares sold in this offering; and


       - 1,500,000 shares of common stock reserved for issuance under our 2000 stock incentive plan and 500,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan.

       In addition, except as otherwise noted, all information in this prospectus is based on the following assumptions:

       - the conversion of all outstanding shares of preferred stock into an aggregate of 13,794,104 shares of common stock upon the effectiveness of our registration statement; and

       -  no exercise of the underwriters' over-allotment option.

       We were incorporated in the state of Washington in 1994. Our executive offices are located at 11816 North Creek Parkway North, Bothell, Washington 98011-8205, and our telephone number is (425) 806-7300. Our Web site is located at http://www.edenbio.com. Any information that is included on or linked to our Web site is not a part of this prospectus.

                             SUMMARY FINANCIAL DATA

       The following tables set forth our summary financial data. When you read this summary financial data, it is important that you also read our financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                 SIX MONTHS
                                                        YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                            -----------------------------------------------   -----------------
                                             1995      1996      1997      1998      1999      1999      2000
                                            -------   -------   -------   -------   -------   -------   -------
                                                                                                 (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Consulting services.....................  $   132   $   178   $   176   $   121   $   115   $    43   $    --
  Research grants.........................      110        42         7        --        --        --        --
                                            -------   -------   -------   -------   -------   -------   -------
         Total revenues...................      242       220       183       121       115        43        --
                                            -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Research and development................      990     1,643     2,865     5,322     7,555     3,713     5,116
  General and administrative..............      269       396       577     1,708     2,209     1,010     1,911
                                            -------   -------   -------   -------   -------   -------   -------
         Total operating expenses.........    1,259     2,039     3,442     7,030     9,764     4,723     7,027
                                            -------   -------   -------   -------   -------   -------   -------
         Loss from operations.............   (1,017)   (1,819)   (3,259)   (6,909)   (9,649)   (4,680)   (7,027)
                                            -------   -------   -------   -------   -------   -------   -------
Interest and dividend income..............       20        99       172       135       435       248       279
Interest expense..........................       (3)      (27)     (116)     (162)     (181)      (93)      (74)
                                            -------   -------   -------   -------   -------   -------   -------
Net loss..................................  $(1,000)  $(1,747)  $(3,203)  $(6,936)  $(9,395)  $(4,525)  $(6,822)
                                            =======   =======   =======   =======   =======   =======   =======
Historical basic and diluted net loss per
  share...................................  $ (0.57)  $ (1.04)  $ (1.90)  $ (3.93)  $ (5.23)  $ (2.48)  $ (2.38)
                                            =======   =======   =======   =======   =======   =======   =======
Weighted average shares outstanding used
  in computation of historical basic and
  diluted net loss per share..............    1,742     1,681     1,681     1,765     1,902     1,823     2,863
                                            =======   =======   =======   =======   =======   =======   =======
Pro forma basic and diluted net loss per
  share...................................                                          $ (0.67)            $ (0.41)
                                                                                    =======             =======
Weighted average shares outstanding used
  in computation of pro forma basic and
  diluted net loss per share..............                                           14,820              16,657
                                                                                    =======             =======



                                                                  JUNE 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  6,609    $ 75,648
Working capital.............................................     3,833      72,872
Total assets................................................    11,601      80,640
Capital lease obligations, net of current portion...........       393         393
Deficit accumulated during development stage................   (29,797)    (29,797)
Total shareholders' equity..................................     8,093      77,132



       The table above presents balance sheet data as of June 30, 2000:


       -  on an actual basis; and


       - on a pro forma as adjusted basis to reflect the sale of 5,800,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share (the midpoint of the expected price range) and the receipt by EDEN of the estimated net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS


       An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.


WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND ARE SUBJECT TO THE RISKS OF NEW ENTERPRISES AND THE COMMERCIALIZATION OF A NEW TECHNOLOGY.


       We began our operations in 1994 and have recently initiated marketing activities designed to promote the distribution and sale of our first product, Messenger, in the United States. We have not proven our ability to commercialize any products. Our early stage of development, the newness of our technology and the uncertain nature of the market in which we compete make it difficult to assess our prospects or predict our future operating results. We are subject to risks and uncertainties frequently encountered in the establishment of a new business enterprise, particularly in the rapidly changing market for plant protection and yield enhancement products. These risks include our inability to transition from a company with a research focus to a company capable of supporting commercial activities, including manufacturing, regulatory approval and compliance, marketing, sales, distribution and quality control and assurance. Our inability to adequately address these risks could cause us to be unprofitable or to cease operations.



WE CURRENTLY DEPEND ON A SINGLE PRODUCT AND OUR DEVELOPMENT AND
COMMERCIALIZATION OF THAT PRODUCT MAY NOT BE SUCCESSFUL.



       For the immediately foreseeable future we will be dependent on the successful development and commercialization of one product, which is based on a new technology. While Messenger has been subject to numerous field tests on a wide variety of crops with favorable results, we have only recently begun sales of Messenger, and Messenger could prove to be commercially unsuccessful. Messenger may not prove effective or economically viable for all crops or markets. For example, our potato field trials to date have shown inconsistent results and, therefore, we have determined that the benefits of Messenger to potato growers have not yet proven sufficient for marketing purposes. In addition, because Messenger has not been put to widespread commercial use over significant periods of time, no assurance can be given that adverse consequences might not result from the use of Messenger, such as soil or other environmental degradation, the development of negative effects on animals or plants or reduced benefits in terms of crop yield or protection.



       The markets for Messenger, and other harpin-based products we may develop, are unproven. Messenger may not gain commercial acceptance or success. If we are unable to successfully achieve broad market acceptance of Messenger, we may not be able to generate enough product revenues in the future to achieve profitability. A variety of factors will determine the success of our market development and commercialization efforts and the rate and extent of market acceptance of Messenger, including our ability to implement and maintain an appropriate pricing policy for Messenger, and the rate and extent that growers, regulatory authorities and the public accept new pest control practices and products developed through biotechnology.



OUR PRODUCT DEVELOPMENT EFFORTS, WHICH ARE BASED ON AN INNOVATIVE TECHNOLOGY THAT IS COMMERCIALLY UNPROVEN, MAY NOT BE SUCCESSFUL.


       Our harpin and harpin-related technology is new, in an early stage of development and commercially unproven. It may take years and significant capital investment to develop viable enhancements to our Messenger product or new products based on our harpin and harpin-related technology. Risks inherent in the development of products based on innovative technologies include the possibility that:

       - new products or product enhancements will be difficult to produce on a large scale or will be uneconomical to market;

       - proprietary rights of third parties will prevent us from marketing products; and

       - third parties will market superior or equivalent products or will reach the market with their products first.

INABILITY TO PRODUCE A HIGH QUALITY PRODUCT AS WE INCREASE OUR MANUFACTURING CAPACITY COULD IMPAIR OUR BUSINESS.


       To be successful, we will have to manufacture Messenger in large quantities at acceptable costs while also preserving high product quality. If we cannot maintain high product quality on a large scale, we may be unable to achieve market acceptance of our products and our sales would likely suffer. Moreover, we do not have backup manufacturing systems and, as a result, a failure of any component required in the manufacturing process could delay or impair our ability to manufacture Messenger in the quantities that we may require.


       We intend to apply a portion of the net proceeds of this offering to significantly expand our manufacturing facilities, a process that we expect will take approximately 12 to 24 months to complete. We cannot assure you that we will be successful in expanding our manufacturing activities. We may encounter difficulties in scaling up production of our products, including problems involving manufacturing yields, quality control and assurance, shortages of qualified personnel and compliance with regulatory requirements. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our distributors or customers.

WE HAVE A HISTORY OF LOSSES SINCE INCEPTION, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.


       We have incurred operating losses in each quarter since inception and we expect to continue to incur further operating losses for the foreseeable future. From our inception in July 1994 to June 30, 2000, we have accrued an accumulated deficit of $29.8 million. For the year ended December 31, 1999, we had a net loss of $9.4 million and for the six months ended June 30, 2000, we had a net loss of $6.8 million. To date, our limited revenues have been derived primarily from consulting services and research grants. We expect our future revenues to be primarily from the sale of Messenger and other products and these sales are highly uncertain. We expect to continue to devote substantial resources to expand our research and development activities, further increase manufacturing capacity and expand our sales and marketing activities for the commercialization of Messenger. As a result, we will need to generate significant revenues to achieve and maintain profitability. We may never generate profits, and if we do become profitable, we may be unable to sustain or increase profitability on a quarterly or annual basis.


IF OUR ONGOING OR FUTURE FIELD TRIALS ARE UNSUCCESSFUL, WE MAY BE UNABLE TO ACHIEVE MARKET ACCEPTANCE OR OBTAIN REGULATORY APPROVAL OF OUR PRODUCTS.

       The successful completion of multiple field trials in domestic and foreign locations on many crops is critical to the success of our product development and marketing efforts. If our ongoing or future field trials are unsuccessful, produce inconsistent results or unanticipated adverse side effects or we are unable to collect reliable data, regulatory approval of our products could be delayed or we may be unable to achieve market acceptance of our products. Although we have conducted successful field trials on a broad range of crops, we cannot be certain that additional field trials conducted on a greater number of acres, or on crops for which we have not yet conducted field trials, will be successful. Moreover, the results of our ongoing and future field trials are subject to a number of conditions beyond our control, including weather-related events such as drought or floods, severe heat or frost, hail, tornadoes and hurricanes. Generally, we pay third parties, such as growers, consultants and universities, to conduct our field tests for us. In addition, incompatible crop treatment practices or misapplication of the product by the growers that participate in our field trials could interfere with the success of our field trials.

RAPID CHANGES IN TECHNOLOGY COULD RENDER OUR PRODUCTS UNMARKETABLE OR OBSOLETE.

       We are engaged in an industry characterized by extensive research efforts and rapid technological development. Our competitors, some of which have substantially greater technological and financial resources than we do, may develop plant protection and yield enhancement technologies and products that are more effective than ours or that render our technology and products obsolete or uncompetitive. To be successful, we will need to continually enhance our products and to design, develop and market new products that keep pace with new technological and industry developments.

INABILITY TO DEVELOP ADEQUATE SALES AND MARKETING CAPABILITIES COULD PREVENT US FROM SUCCESSFULLY COMMERCIALIZING MESSENGER AND OTHER PRODUCTS WE MAY DEVELOP.


       We currently have limited sales and marketing experience and capabilities. Our internal sales and marketing staff consists primarily of sales and marketing specialists and field development specialists who are trained to educate growers and independent distributors on the uses and benefits of Messenger. We will need to further develop our sales, marketing and field development capabilities in order to enhance our commercialization efforts, which will involve substantial costs. These specialists require a high level of technical expertise and knowledge regarding Messenger's capabilities and other plant protection and yield enhancement products and techniques. We cannot assure you that our specialists and other members of our sales and marketing team will successfully compete against the sales and marketing operations of our current and future competitors that may have more established relationships with distributors and growers. Failure to recruit, train and retain important sales and marketing personnel, such as our sales and marketing specialists and field development specialists, or the inability of new sales and marketing personnel to effectively market and sell Messenger and other products we may develop, could impair our ability to gain market acceptance of our products and cause our sales to suffer.


WE MAY BE UNABLE TO ESTABLISH AND MAINTAIN SUCCESSFUL RELATIONSHIPS WITH INDEPENDENT DISTRIBUTORS, WHICH COULD ADVERSELY AFFECT OUR SALES.


       We intend to rely on independent distributors of agri-chemicals to distribute and assist with the marketing and sale of Messenger and other products we may develop. We are currently engaged in discussions with several independent distributors and have signed our first agreement for the distribution of Messenger. Our future revenue growth will depend in large part on our success in establishing and maintaining these sales and distribution channels. We are in the early stages of developing our distribution network and we may be unable to establish these relationships in a timely or cost-effective manner. Moreover, we cannot assure you that the distributors with which we partner will focus adequate resources on selling our products or will be successful in selling them. Many of our potential distributors are in the business of distributing and sometimes manufacturing other, possibly competing, plant protection and yield enhancement products and may perceive Messenger as a threat to various product lines currently being manufactured or distributed by them. In addition, the distributors may earn higher margins by selling competing products or combinations of competing products. If we are unable to establish or maintain successful relationships with independent distributors, we will need to further develop our own distribution capabilities, which would be expensive and time-consuming and the success of which would be uncertain.


INABILITY TO OBTAIN REGULATORY APPROVALS, OR TO COMPLY WITH ONGOING AND CHANGING REGULATORY REQUIREMENTS, COULD DELAY OR PREVENT SALES OF MESSENGER AND OTHER POTENTIAL PRODUCTS.

       The field testing, manufacture, sale and use of plant protection and yield enhancement products, including Messenger and other products we may develop, are extensively regulated by the EPA and state, local and foreign governmental authorities. These regulations substantially increase the cost and time associated with bringing our products to market. If we do not receive the necessary governmental approvals to test, manufacture and market our products, or if the regulatory authorities revoke our approvals or grant them subject to restrictions on their use, we may be unable to sell our products and our business may fail.



       We recently received conditional approval from the EPA to market and sell our first product, Messenger, in the United States. We are required, however, to obtain regulatory approval from certain state and foreign regulatory authorities before we market Messenger in those jurisdictions. Although we are authorized to sell Messenger in 44 states, we have not yet received approval for Messenger in the remaining states, including California, and we have not yet obtained authorization to sell Messenger in any foreign countries. Certain of these jurisdictions may apply different criteria than the EPA in connection with their approval processes.



       If we make significant enhancements in Messenger's design as a result of our ongoing research and development projects, additional EPA approvals may be required. Moreover, we cannot assure you that we will be able to obtain approval for marketing additional harpin-based products or product extensions that we may develop. For example, while the EPA has in place a registration procedure for products such as Messenger that is streamlined in comparison to the registration procedure for chemical pesticides, there can be no assurance that all of our products or product extensions will be eligible for the streamlined procedure or that additional requirements will not be added by the EPA that could make the procedure more time-consuming and costly for our future products.



       Even after we obtain all necessary regulatory approvals to market and sell Messenger and other products we develop, Messenger will be subject to continuing review and extensive regulatory requirements. The EPA, as well as state and foreign governmental authorities, could withdraw a previously approved product from the market upon receipt of newly discovered information, including an inability to comply with regulatory requirements, the occurrence of unanticipated problems with the product or other reasons. In addition, federal, state and foreign regulations relating to crop protection products developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. These changes may result in limitations on the manufacturing, marketing or use of Messenger or other products that we may develop and commercialize.



INABILITY TO SATISFY THE CONDITIONS OF OUR EPA REGISTRATION COULD LIMIT OR PREVENT SALES OF MESSENGER.



       The EPA has conditioned its approval of our Messenger registration on the requirement that we conduct four additional studies by April 2001 that are designed to further demonstrate the safety of our product. If we are unable to conduct the studies in a timely manner, or if the results of the studies are unacceptable to the EPA, the EPA may revoke its approval or impose limitations on the use of Messenger that could have a negative impact on our sales.



INABILITY TO COMPLY WITH REGULATIONS APPLICABLE TO OUR FACILITIES AND PROCEDURES COULD DELAY, LIMIT OR PREVENT OUR RESEARCH AND DEVELOPMENT AND MANUFACTURING ACTIVITIES.



       Our research and development and manufacturing facilities and procedures are subject to continual review and periodic inspection. To comply with the regulations applicable to these facilities and procedures, we must spend funds, time and effort in the areas of production, safety and quality control and assurance to ensure full technical compliance. If the EPA or another regulator determines that we are not in compliance, regulatory approval of our products could be delayed or we may be required to limit or cease our research and development or manufacturing activities or pay a monetary fine.



INTERNATIONAL EXPANSION WILL SUBJECT US TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS, WHICH COULD ADVERSELY AFFECT BOTH OUR DOMESTIC AND OUR INTERNATIONAL OPERATIONS.


       Our success depends in part on our ability to expand internationally as we obtain regulatory approvals to market and sell our products in other countries. We have been conducting field trials in the People's Republic of China and elsewhere, and we have recently established an office in Mexico City to facilitate our Mexican operations. International expansion of our operations could impose substantial burdens on our resources, divert management's attention from domestic operations and otherwise adversely affect our business. Furthermore, international operations are subject to several inherent risks, especially different regulatory requirements and reduced protection of intellectual property rights, that could adversely affect our ability to compete in international markets and have a negative effect on our operating results.



INABILITY TO ADDRESS STRAIN ON OUR RESOURCES CAUSED BY GROWTH COULD RESULT IN OUR INABILITY TO EFFECTIVELY MANAGE OUR BUSINESS.



       As we add manufacturing, marketing, sales, field development and other personnel, both domestically and internationally, during the commercialization of Messenger, and expand our manufacturing and research and development capabilities, we expect that our operating expenses and capital requirements will increase. Our ability to manage growth effectively requires us to continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures. In addition, we must effectively expand, train and manage our employee base. We will be unable to effectively manage our business if we are unable to timely and successfully alleviate the strain on our resources caused by growth in our business, which could adversely affect our operating results.


THE HIGH LEVEL OF COMPETITION IN OUR MARKET MAY RESULT IN PRICING PRESSURES, REDUCED MARGINS OR THE INABILITY OF OUR PRODUCTS TO ACHIEVE MARKET ACCEPTANCE.

       The market for plant protection and yield enhancement products is intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products.

       Many entities are engaged in developing plant protection and yield enhancement products. Our competitors include major international agri-chemical companies, specialized biotechnology companies, and research and academic institutions. Many of these organizations have significantly more capital, research and development, regulatory, manufacturing, marketing, human and other resources than we do. As a result, they may be able to devote greater resources to the manufacture, promotion or sale of their products, receive greater resources and support from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily. Further, many of the large agri-chemical companies have a more diversified product offering than we do, which may give these companies an advantage in meeting customer needs by enabling them to offer integrated solutions to plant protection and yield enhancement.


INABILITY TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS IN THE UNITED STATES AND FOREIGN COUNTRIES COULD LIMIT OUR ABILITY TO COMPETE EFFECTIVELY SINCE OUR COMPETITORS MAY TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.


       Our success depends on our ability to obtain and maintain patent and other proprietary-right protection for our technology and products in the United States and other countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and advisors. It is possible that these agreements may be breached and that any remedies for a breach will not make us whole. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect these proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

       The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries.

       Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. Our patents and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. We are not certain that our pending patent applications will be issued. Moreover, our competitors could challenge or circumvent our patents or pending patent applications.

       The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

OTHER COMPANIES MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY OR PROPRIETARY RIGHTS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR BE PREVENTED FROM SELLING OUR PRODUCTS.

       Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. Product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Future patents issued to third parties may contain claims that conflict with our patents. Although we believe that our current product does not infringe the proprietary rights of any third parties, third parties could assert infringement claims against us in the future. Any litigation or interference proceedings, regardless of their outcome, would probably be costly and require significant time and attention of our key management and technical personnel. Litigation or interference proceedings could also force us to:

       - stop or delay selling, manufacturing or using products that incorporate the challenged intellectual property;

       -  pay damages; or

       - enter into licensing or royalty agreements that may be unavailable on acceptable terms.

IF WE DO NOT ADEQUATELY DISTINGUISH MESSENGER FROM GENETICALLY MODIFIED PLANTS AND CERTAIN OTHER PRODUCTS, PUBLIC CONCERNS OVER THOSE PRODUCTS COULD NEGATIVELY IMPACT MARKET ACCEPTANCE OF MESSENGER.


       Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment have led to public concerns and negative public attitudes, particularly in Europe. We intend to distinguish Messenger and harpin-related technologies from products that genetically modify plants. While our technology does involve genetic modification in the process of manufacturing Messenger, Messenger and harpin-related technologies are topically applied and do not genetically modify the plant's DNA. If the public or potential customers perceive Messenger as a genetically modified product, Messenger may not gain market acceptance. Similarly, countries that have imposed more restrictive regulations on genetically modified plants, including Japan and certain members of the European Union, may perceive Messenger as a genetically modified product. If so, regulators in those countries may impose more restrictive regulations on Messenger, which could delay, limit or impair our ability to market and sell Messenger in those countries.


WE MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

       We may be held liable or incur costs to settle liability claims if any products we develop, or any products that use or incorporate any of our technologies, cause injury or are found unsuitable during product testing, manufacturing, marketing, sale or use. These risks exist even with respect to products that have received, or may in the future receive, regulatory approval, registration or clearance for commercial use. We cannot guarantee that we will be able to avoid product liability exposure.


       We currently maintain product liability insurance at levels we believe are sufficient and consistent with industry standards for companies at our stage of development. We cannot guarantee that our product liability insurance is adequate, and, at any time, it is possible that such insurance coverage may not be available on commercially reasonable terms or at all. A product liability claim could result in liability to us greater than our assets and/or insurance coverage. Moreover, even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time and attention to matters other than those in the normal course of business.



INABILITY TO RETAIN OUR KEY EMPLOYEES AND OTHER SKILLED MANAGERIAL AND TECHNICAL PERSONNEL COULD IMPAIR OUR ABILITY TO MAINTAIN AND EXPAND OUR BUSINESS.



       We are highly dependent on the efforts and abilities of our current key managerial and technical personnel, particularly Jerry L. Butler, our Chief Executive Officer and President, and Dr. Zhongmin Wei, our Vice President of Research. Our success will depend in part on retaining the services of Mr. Butler and Dr. Wei and our other existing key management and technical personnel and on attracting and retaining new highly qualified personnel. Inability to retain our existing key management and technical personnel or to attract additional qualified personnel could, among other things, delay our product development, marketing and sales efforts. Although Mr. Butler and Dr. Wei have signed agreements with us that limit their ability to compete directly with us in the future, nothing prevents either of them from leaving EDEN. Moreover, in our field, competition for qualified management and technical personnel is intense. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. As a result of these factors, we may be unable to recruit, train and retain sufficient qualified personnel.


WE MAY HAVE TO REDUCE OPERATIONS IF WE ARE UNABLE TO MEET OUR FUNDING REQUIREMENTS.

       We will require substantial additional funding to continue our research and development activities, increase manufacturing capabilities and commercialize products. If we are unable to generate sufficient cash flow from operations or obtain funds through additional financing, we may have to delay, curtail or eliminate some or all of our research and development, field testing, marketing and manufacturing programs. We believe that our existing capital resources, together with the net proceeds of this offering, will be sufficient to support our operations for at least the next year. Our future capital requirements will depend on many factors, however, including:

       - our ability to successfully commercialize Messenger and future products;

       - the rate and extent of market acceptance of Messenger and future products;

       -  the time and costs involved in obtaining regulatory approvals;

       - the size and complexity of, and the progress in, our research and development programs;

       -  the timing, scope and results of field trials;

       - the adequacy of our manufacturing and other facilities to meet demand for Messenger and future products;

       -  the growth of our sales and marketing and distribution capabilities;

       -  the costs of manufacturing Messenger and future products;

       - the costs of filing and prosecuting patent applications, and maintaining, defending and enforcing our patents; and

       -  the costs of recruiting and retaining key personnel.

       If our capital requirements vary from our current plans, we may require additional financing sooner than we anticipate. Financing may be unavailable to us when needed or may not be available to us on acceptable terms.


OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE, RESULTING IN AN UNPREDICTABLE LEVEL OF EARNINGS AND POSSIBLY IN A DECREASE IN OUR STOCK PRICE.



       Our operating results for a particular quarter or year are likely to fluctuate, which could result in uncertainty surrounding our level of earnings and possibly in a decrease in our stock price. Numerous factors will contribute to the unpredictability of our operating results. In particular, our sales are expected to be highly seasonal. Sales of plant protection and yield enhancement products are dependent on planting and growing seasons, climatic conditions and other variables, which we expect to result in substantial fluctuations in our quarterly sales and earnings. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations could cause significant changes in our operating results from quarter to quarter. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant customer transactions, the delay or deferral of customer use of our products and the fiscal or quarterly budget cycles of our customers. For example, customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time, or time their purchases to coincide with their receipt of revenue or loan proceeds, which may cause significant fluctuations in our operating results for a particular quarter or year.


OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.


       Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock, which will be determined through negotiations between the representatives of the underwriters and us, may not be indicative of future market prices. An active trading market in our common stock may not develop or be sustained following this offering. As a result, if you decide to purchase our shares, you may not be able to resell your shares at or above the initial public offering price. Stock markets may experience significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The stock prices of biotechnology companies and early-stage companies in particular have experienced extreme price fluctuations, often unrelated to the operating performance of these companies. The market price of our common stock is likely to be very volatile due to a number of factors, including:


       -  the degree to which we successfully implement our business strategy;

       - actual or anticipated variations in quarterly or annual operating results;

       - changes in securities analysts' earnings projections or securities analysts' recommendations;

       -  governmental regulatory initiatives;

       -  patent or proprietary rights developments;

       -  results of our field trials;

       - announcements of technological innovations or new products by us or our competitors; and

       -  changes in business conditions affecting our competitors and us.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR SHAREHOLDERS WILL CONTINUE TO HOLD A SUBSTANTIAL PORTION OF OUR STOCK AFTER THIS OFFERING, AND THEY COULD INFLUENCE EDEN IN A WAY THAT IS ADVERSE TO YOUR BEST INTERESTS.


       Following the closing of this offering, our officers, directors and affiliated entities together will beneficially own approximately 26.5% of the outstanding shares of our common stock (25.6% if the underwriters' over-allotment option is exercised in full). As a result, these shareholders will be able to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. This concentration of ownership may delay, deter or prevent actions that would result in a change of control, which in turn could reduce the market price of our common stock.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS OFFERING.

       Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested to yield a favorable return.

ANTITAKEOVER PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS AND PROVISIONS OF WASHINGTON LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR.

       Provisions of our articles of incorporation and bylaws that will become effective upon the closing of this offering and provisions of applicable Washington law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles of incorporation and bylaws, among other things, will:

       - divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

       -  limit the right of shareholders to remove directors;

       - regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

       - authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

       The provisions of our articles of incorporation and bylaws and certain provisions of Washington law could:

       - have the effect of delaying, deterring or preventing a change of control of our company;

       - discourage bids for our common stock at a premium over the market price; or

       - impede the ability of the holders of our common stock to change our management.

NEW SHAREHOLDERS WILL INCUR SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.


       The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in net tangible book value per share of the common stock from the initial public offering price in the amount of $9.60 per share, based on the assumed initial public offering price of $13.00 per share. In addition, we have issued options and warrants to purchase common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.


FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.


       Sales of a large number of shares of our common stock, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Based on shares outstanding as of August 16, 2000, upon completion of this offering we will have outstanding 22,732,707 shares of common stock, assuming no exercise of options or warrants after August 16, 2000, and the conversion of all shares of outstanding preferred stock into common stock. Holders of 16,276,568 shares are subject to agreements with the underwriters that restrict their ability to transfer their stock for 180 days after the date of this prospectus.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this period. After these agreements expire, approximately 14,896,814 shares will be eligible for sale in the public market assuming no exercise of stock options or warrants after August 16, 2000.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.


       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS


       We expect to receive approximately $69.0 million in net proceeds from the sale by us of the shares of common stock in this offering (approximately $79.6 million if the underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $13.00 per share (the midpoint of the expected price range), and after deducting the underwriting discount and commissions and the estimated offering expenses. We currently intend to use up to approximately $20 million of the net proceeds of this offering to expand and enhance our manufacturing and research and development facilities. We intend to use the remaining portion of the net proceeds for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of Messenger and the expansion of our research and development activities. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

       We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


       The following table sets forth our capitalization as of June 30, 2000:


       -  on an actual basis;

       - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 13,794,104 shares of common stock upon the effectiveness of our registration statement; and


       - on a pro forma as adjusted basis to further reflect the sale of 5,800,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share (the midpoint of the expected price range), and our receipt of the estimated net proceeds after deducting the underwriting discount and commissions and estimated offering expenses.


       You should read this table in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus.


                                                                         JUNE 30, 2000
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                (IN THOUSANDS, EXCEPT SHARE AND
                                                                        PER SHARE DATA)
                                                                          (UNAUDITED)
Liabilities:
Current portion of capital lease obligations................  $    289    $    289      $    289
Capital lease obligations, net of current portion...........       393         393           393
Shareholders' equity:
Preferred stock, $0.01 par value per share:
10,000,000 shares authorized; 9,746,396 shares issued and
  outstanding, actual; no shares issued and outstanding, pro
  forma and pro forma as adjusted...........................        97          --            --
Common stock, $0.0025 par value per share: 30,000,000 shares authorized; 3,106,000 shares issued and outstanding,
  actual; 16,900,104 shares issued and outstanding, pro
  forma; and 22,700,104 shares issued and outstanding, pro
  forma as adjusted.........................................         8          42            57
Additional paid-in capital..................................    37,945      38,008       107,032
Common stock subscriptions receivable.......................       (61)        (61)          (61)
Deferred stock option compensation expense..................       (99)        (99)          (99)
Deficit accumulated during development stage................   (29,797)    (29,797)      (29,797)
                                                              --------    --------      --------
    Total shareholders' equity..............................     8,093       8,093        77,132
                                                              --------    --------      --------
         Total capitalization...............................  $  8,775    $  8,775      $ 77,814
                                                              ========    ========      ========



       The information in the table above does not include:



       - 2,470,000 shares of common stock issuable under our 1995 combined incentive and non-qualified stock option plan upon the exercise of stock options outstanding as of August 16, 2000, at a weighted average exercise price of $6.93 per share, and 324,334 shares of common stock reserved for issuance under such plan;



       - 331,953 shares of common stock issuable upon the exercise of warrants outstanding as of August 16, 2000, at a weighted average exercise price of $1.64 per share;



       - 230,769 shares of common stock, assuming an initial public offering price of $13.00 per share, issuable upon the exercise of currently outstanding warrants associated with our two existing credit facilities, at an exercise price equal to the public offering price of shares sold in this offering; and



       - 1,500,000 shares of common stock reserved for issuance under our 2000 stock incentive plan and 500,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan.

                                    DILUTION


       If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the adjusted pro forma net tangible book value per share after this offering. Our historical net tangible book value as of June 30, 2000 was approximately $8.1 million, or $2.61 per share, based on the number of common shares outstanding as of June 30, 2000. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2000.



       Our pro forma net tangible book value at June 30, 2000 was $8.1 million, or $0.48 per share of common stock, after giving effect to the conversion of all outstanding preferred stock into common stock upon the effectiveness of our registration statement. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after considering the conversion of all outstanding preferred stock into common stock. After giving effect to the sale of 5,800,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share (less estimated underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering), our pro forma as adjusted net tangible book value at June 30, 2000 would have been $77.1 million, or $3.40 per share. This represents an immediate increase in the adjusted pro forma net tangible book value of $2.92 per share to existing shareholders and an immediate and substantial dilution of $9.60 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $13.00
     Pro forma net tangible book value per share at June 30,
      2000..................................................  $0.48
     Increase per share attributable to new investors.......   2.92
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................             3.40
                                                                       ------
Dilution per share to new investors.........................           $ 9.60
                                                                       ======



       The following table shows as of June 30, 2000, on the pro forma basis described above, the differences between existing shareholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.



                                        SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                      ---------------------    -----------------------      PRICE
                                        NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                      ----------    -------    ------------    -------    ---------
Existing shareholders...............  16,900,104      74.4%    $ 36,902,694      32.9%     $ 2.18
New investors.......................   5,800,000      25.6%      75,400,000      67.1%     $13.00
                                      ----------     -----     ------------     -----
          Total.....................  22,700,104     100.0%    $112,302,694     100.0%
                                                     =====     ============     =====



       As of August 16, 2000, we had outstanding 2,470,000 shares of common stock issuable under our 1995 combined incentive and non-qualified stock option plan upon the exercise of stock options at a weighted average exercise price of $6.93 per share, 331,953 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $1.64 per share and 230,769 shares of common stock, assuming an initial public offering price of $13.00 per share, issuable upon the exercise of currently outstanding warrants associated with our two existing credit facilities, at an exercise price equal to the public offering price of the shares sold in this offering. In addition, we have reserved 324,334 shares of common stock for issuance under our 1995 combined incentive and non-qualified stock option plan. We have also reserved 1,500,000 shares of common stock reserved for issuance under our 2000 stock incentive plan and 500,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan. To the extent these options and warrants are exercised, and to the extent we issue new options or rights under our stock plans or issue additional shares of common stock in the future, new investors will experience further dilution.

                            SELECTED FINANCIAL DATA


     The following selected financial data for each of the years ended 1995 to 1999 are derived from our audited financial statements. When you read this selected financial data, it is important that you also read our financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.



                                                                                                SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                        -------------------------------------------------   -------------------
                                         1995      1996      1997       1998       1999       1999       2000
                                        -------   -------   -------   --------   --------   --------   --------
                                                                                                (UNAUDITED)
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Consulting services.................  $   132   $   178   $   176   $    121   $    115   $     43   $     --
  Research grants.....................      110        42         7         --         --         --         --
                                        -------   -------   -------   --------   --------   --------   --------
    Total revenues....................      242       220       183        121        115         43         --
                                        -------   -------   -------   --------   --------   --------   --------
Operating expenses:
  Research and development............      990     1,643     2,865      5,322      7,555      3,713      5,116
  General and administrative..........      269       396       577      1,708      2,209      1,010      1,911
                                        -------   -------   -------   --------   --------   --------   --------
    Total operating expenses..........    1,259     2,039     3,442      7,030      9,764      4,723      7,027
                                        -------   -------   -------   --------   --------   --------   --------
    Loss from operations..............   (1,017)   (1,819)   (3,259)    (6,909)    (9,649)    (4,680)    (7,027)
                                        -------   -------   -------   --------   --------   --------   --------
Interest and dividend income..........       20        99       172        135        435        248        279
Interest expense......................       (3)      (27)     (116)      (162)      (181)       (93)       (74)
                                        -------   -------   -------   --------   --------   --------   --------
Net loss..............................  $(1,000)  $(1,747)  $(3,203)  $ (6,936)  $ (9,395)  $ (4,525)  $ (6,822)
                                        =======   =======   =======   ========   ========   ========   ========
Historical basic and diluted net loss
  per share...........................  $ (0.57)  $ (1.04)  $ (1.90)  $  (3.93)  $  (5.23)  $  (2.48)  $  (2.38)
                                        =======   =======   =======   ========   ========   ========   ========
Weighted average shares outstanding
  used in computation of historical
  basic and diluted net loss per
  share...............................    1,742     1,681     1,681      1,765      1,902      1,823      2,863
                                        =======   =======   =======   ========   ========   ========   ========
Pro forma basic and diluted net loss
  per share...........................                                           $  (0.67)             $  (0.41)
                                                                                 ========              ========
Weighted average shares outstanding
  used in computation of pro forma
  basic and diluted net loss per
  share...............................                                             14,820                16,657
                                                                                 ========              ========



                                                          DECEMBER 31,                           JUNE 30,
                                        -------------------------------------------------   -------------------
                                         1995      1996      1997       1998       1999       1999       2000
                                        -------   -------   -------   --------   --------   --------   --------
                                                                                                (UNAUDITED)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $   759   $   332   $ 1,633   $ 11,723   $ 13,107   $  7,980   $  6,609
Working capital.......................    2,586     1,369     2,505     10,174     11,014      6,539      3,833
Total assets..........................    3,083     2,087     4,136     13,631     16,278     10,621     11,601
Capital lease obligations, net of
  current portion.....................       32       261       280        712        523        682        393
Deficit accumulated during development
  stage...............................   (1,139)   (2,887)   (6,089)   (13,025)   (22,974)   (17,550)   (29,797)
Total shareholders' equity............    2,767     1,473     3,241     11,345     13,600      8,412      8,093

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW



       We are a plant technology company focused on developing, manufacturing and marketing innovative natural products for agriculture. We have a fundamentally new, patented and proprietary technology that we believe will significantly improve plant protection and crop production worldwide. We have not yet generated significant revenue from the sale of products. However, we recently initiated marketing activities designed to promote the distribution and sale of Messenger and commercial sales of Messenger began in August 2000. Although actual revenue recognition methods will ultimately depend on, among other factors, the terms of distribution agreements, we currently expect to recognize product revenue and related cost of goods sold when the product is shipped to independent distributors.



       Prior to August 2000, we had derived all of our revenues from providing consulting services to growers in the analysis and diagnosis of plant and soil diseases and from research grants. We terminated all consulting services in January 2000 in order to focus on commercialization of Messenger. Since 1997, we have not sought, and do not intend to seek in the future, additional research grants.



       We have incurred significant operating losses since inception. As of June 30, 2000, we had accrued an accumulated deficit of $29.8 million. For the year ended December 31, 1999, we had a net loss of $9.4 million and for the six months ended June 30, 2000, we had a net loss of $6.8 million. Operating expenses were $4.7 million and $7.0 million for the six months ended June 30, 1999 and 2000, respectively, and $3.4 million, $7.0 million and $9.8 million for the years ended December 31, 1997, 1998 and 1999, respectively. Operating expenses increased $2.3 million, or 49%, from the six months ended June 30, 1999 to the six months ended June 30, 2000, and increased $3.6 million, or 104%, from 1997 to 1998 and $2.8 million, or 39%, from 1998 to 1999. We expect to incur additional losses while we expand and enhance our manufacturing and research and development activities, as well as our sales and marketing capabilities.


RESULTS OF OPERATIONS

     Revenues


       Revenues from consulting services were $43,071 and $0 for the six months ended June 30, 1999 and 2000, respectively, and $175,921, $120,686 and $114,620 for the years ended December 31, 1997, 1998 and 1999, respectively. Revenues from consulting services decreased $43,071, or 100%, from the six months ended June 30, 1999 to the six months ended June 30, 2000 due to the termination of these services in January 2000, and decreased $55,235, or 31%, from 1997 to 1998 and $6,066, or 5%, from 1998 to 1999 as we increased our focus on the development of Messenger. Since 1997 we have not sought, and do not intend to seek in the future, additional research grants.


     Research and Development Expenses


       Our research and development expenses consist primarily of personnel and related expenses, field trial expenses, laboratory expenses and facility and equipment expenses. Research and development expenses were $3.7 million and $5.1 million for the six months ended June 30, 1999 and 2000, respectively, and $2.9 million, $5.3 million and $7.6 million for the years ended December 31, 1997, 1998 and 1999, respectively. Research and development expenses increased $1.4 million, or 38%, from the six months ended June 30, 1999 to the six months ended June 30, 2000, and increased $2.4 million, or 86%, from 1997 to 1998, and $2.3 million, or 42%, from 1998 to 1999. Research and development expenses have increased primarily because we have increased staffing, conducted more field trials, conducted extensive toxicology tests, developed and enhanced our manufacturing processes and prepared and filed additional patent applications. We expect substantial increases in research and development expenses as we develop new products and attempt to maintain and enhance our harpin and harpin-related technology platform.

       In 1995, we issued 400,000 shares of our common stock to the Cornell Research Foundation as partial consideration for an exclusive right to use Cornell University's patents, patent applications and biological materials relating to harpin proteins and related genes. The agreement allowed for cancellation of some shares by us if we did not reach prescribed milestones in product development. We recognized license expense equal to the value of the shares at the time they vest. When we achieved milestones in 1998, we recorded license expense of $240,000. On September 30, 1998, we amended the license agreement to fully vest the remaining 120,000 shares and recorded license expense of $420,000.


     General and Administrative Expenses


       Our general and administrative expenses consist of payroll and expenses for executive, accounting and administrative personnel, marketing, recruiting, professional fees and other corporate expenses. General and administrative expenses were $1.0 million and $1.9 million for the six months ended June 30, 1999 and 2000, respectively, and $577,915, $1.7 million and $2.2 million for the years ended December 31, 1997, 1998 and 1999, respectively. General and administrative expenses increased $900,000, or 89%, from the six months ended June 30, 1999 to the six months ended June 30, 2000, and increased $1.1 million, or 196%, from 1997 to 1998, and $500,711, or 29%, from 1998 to 1999. Our general and administrative expenses rose primarily due to increased salary expense, marketing costs for the introduction of Messenger and our harpin and harpin-related technology, the expense of hiring additional personnel and increases in professional fees. We expect general and administrative expenses to increase further as we hire additional personnel to support anticipated growth and the commercialization of Messenger, enhance information systems, expand our sales and marketing capability and incur costs associated with being a public company.


     Interest and Dividend Income


       Interest and dividend income consists of earnings on our cash and cash equivalents and short-term investments. Interest and dividend income was $247,930 and $278,450 for the six months ended June 30, 1999 and 2000, respectively, and $172,211, $135,009 and $435,742 for the years ended December 31, 1997, 1998 and 1999, respectively. Interest and dividend income increased $30,520, or 12%, from the six months ended June 30, 1999 to the six months ended June 30, 2000, and decreased $37,202, or 22%, from 1997 to 1998, and increased $300,733, or 223%, from 1998 to 1999. The increase from the six months ended June 30, 1999 to the same period in 2000 resulted from a higher average balance of cash and cash equivalents during 2000 as a result of funds received from the issuance of our preferred stock. The decrease from 1997 to 1998 resulted from a lower average balance of cash and cash equivalents during 1998. The increase from 1998 to 1999 is related to the increased average balance of cash equivalents purchased with the proceeds from the sales of our preferred stock.


     Interest Expense


       Interest expense consists of interest we must pay on capital leases used to finance our equipment purchases. Our interest expense was $92,599 and $73,575 for the six months ended June 30, 1999 and 2000, respectively, and $115,419, $162,206 and $181,159 for the years ended December 31, 1997, 1998 and 1999, respectively. Interest expense decreased $19,024, or 21%, from the six months ended June 30, 1999 to the six months ended June 30, 2000, due to a lower average capital lease principal balance in 2000. Interest expense increased $46,787, or 41%, from 1997 to 1998, and increased $18,953, or 12%, from 1998 to
1999 because we financed additional equipment purchases with capital leases.


     Income Taxes

       We have realized a net loss from operations for each period since inception. As of December 31, 1999, we had accumulated approximately $21.3 million of net operating loss carryforwards for federal income tax purposes. These carryforwards expire between 2009 and 2014. The annual use of these net operating loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50%.

LIQUIDITY AND CAPITAL RESOURCES


       Since our inception, we have financed our operations primarily through the private sale of our equity securities, resulting in net proceeds of $36.4 million through June 30, 2000. To a lesser extent, we have financed some of our equipment purchases through lease financings. As of June 30, 2000, we had cash and cash equivalents of $6.6 million. Our operating activities resulted in net cash outflows of $2.9 million in 1997, $4.6 million in 1998, $7.8 million in 1999 and $6.2 million for the six months ended June 30, 2000. These operating cash outflows resulted primarily from significant expenditures on research and development and general and administrative expenses, all of which led to operating losses.



       Investing activities used cash of $1.0 million in 1997, $7,892 in 1998, $2.2 million in 1999 and $1.5 million for the six months ended June 30, 2000, primarily for the purchase of property and equipment and the sale and purchase of cash equivalents.



       Financing activities provided cash of $5.2 million in 1997, $14.7 million in 1998, $11.4 million in 1999 and $1.1 million for the six months ended June 30, 2000, primarily from the sale of preferred stock and proceeds from sale-leaseback of equipment, partially offset by payments of equipment leases and notes payable and offering costs. As of December 31, 1999, our future minimum payments under capital and operating leases totaled approximately $1.6 million and are payable over the next five years.



       In August 2000, we established unsecured, multiple-advance, committed credit facilities with Stephens Group, Inc. and the WBW Trust Number One. Under the terms of the facilities, we may request at any time on or before December 31, 2000 that Stephens Group make advances to us during the term of the facility of an aggregate maximum of up to $10 million and that the WBW Trust make advances to us during the term of the facility of up to an aggregate maximum of $5 million. Amounts borrowed under the facilities will bear interest at the prime rate, as determined by reference to the Wall Street Journal, plus 2%, payable on the first day of each month. All outstanding principal and accrued interest will be due on the earlier of (a) December 31, 2001 or (b) the date that we receive any cash proceeds from the issuance of any equity securities after the date the facilities were established. Amounts repaid under the facilities may not be reborrowed. The amounts borrowed under the facilities may be used for general corporate purposes. As of August 16, we had not yet borrowed any amounts under the facilities. The credit facilities contain restrictive covenants, including provisions that prohibit us from paying dividends or from incurring indebtedness for borrowed money and capital leases that exceed $500,000 in the aggregate.



       In connection with the establishment of the credit facilities, we paid a loan commitment fee to Stephens Group of $200,000 and to WBW Trust of $100,000. In addition, we issued warrants to each of Stephens Group and WBW Trust to purchase a number of shares of our common stock equal to 20% of their maximum loan commitments divided by the public offering price of the shares we sell in this offering. The warrants may be exercised at any time after the 180th day after the effective date of our registration statement relating to this offering, at an exercise price per share equal to the public offering price of the shares we sell in this offering. The warrants expire in August 2005. We currently expect to incur a total expense of approximately $2.0 related to the loan commitment fee and the fair value of these warrants. This amount will be reflected as interest expense over the period from August 2000 through December 2000, or upon the closing of this offering if that occurs prior to the end of December 2000.



       We currently expect to substantially increase our operating expenses to expand our sales and marketing capabilities and to continue to enhance our manufacturing and research and development activities. In the next fiscal year, we currently expect to spend approximately $8 million for sales and marketing activities, including personnel, promotional and advertising expenses. We also expect to make capital expenditures of up to approximately $20 million to expand and enhance our manufacturing and research and development facilities. These additional operating expenses and capital expenditures will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next year. Our future capital requirements will depend on many factors, however, including:

       - our ability to successfully commercialize Messenger and future products;

       - the rate and extent of market acceptance of Messenger and future products;

       -  the time and costs involved in obtaining regulatory approvals;

       - the size and complexity of, and the progress in, our research and development programs;

       -  the timing, scope and results of field trials;

       - the adequacy of our manufacturing and other facilities to meet demand for Messenger and future products;

       -  the growth of our sales and marketing and distribution capabilities;

       -  the costs of manufacturing Messenger and future products;

       - the costs of filing and pursuing patent applications, and maintaining, defending and enforcing our patents; and

       -  the costs of recruiting and retaining key personnel.

       In the future, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. We may be unable to obtain adequate or favorable financing at that time. Any financing we obtain may dilute your ownership interest.

QUARTERLY RESULTS OF OPERATIONS


       Our operating results for a particular quarter or year are likely to fluctuate, which could result in uncertainty surrounding our level of earnings and possibly in a decrease in our stock price. Numerous factors will contribute to the unpredictability of our operating results. In particular, our sales are expected to be highly seasonal. Sales of plant protection and yield enhancement products are dependent on planting and growing seasons, climatic conditions and other variables, which we expect to result in substantial fluctuations in our quarterly sales and earnings. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations could cause significant changes in our operating results from quarter to quarter. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant customer transactions, the delay or deferral of customer use of our products and the fiscal or quarterly budget cycles of our customers. For example, customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time, or time their purchases to coincide with their receipt of revenue or loan proceeds, which may cause significant fluctuations in our operating results for a particular quarter or year.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


       We do not currently hold any derivative instruments and we do not engage in hedging activities. Also, we do not have any outstanding variable interest rate debt and currently do not enter into any material transactions denominated in a foreign currency. Therefore, our direct exposure to interest rate and foreign exchange fluctuation is currently minimal. We believe that the market risk arising from holdings of our financial instruments is not material.

                                    BUSINESS

OVERVIEW

       We are a plant technology company focused on developing, manufacturing and marketing innovative natural products for agriculture. We have a fundamentally new, patented and proprietary technology that we believe will significantly improve plant protection and crop production worldwide. We believe our technology and our initial product, Messenger, allow us to offer superior alternatives to existing plant protection and crop yield enhancement products in terms of both performance and safety and, importantly, to avoid the substantial public resistance to many chemical pesticides and genetically modified plants. We are aware of no other product or technology currently being marketed, under development or described in scientific literature that generates the comprehensive set of beneficial results that Messenger produces on such a wide array of crops.

       Our proprietary technology is based on a new class of nontoxic, naturally occurring proteins called harpins. Harpin proteins trigger a plant's natural defense systems to protect against disease and pests, and simultaneously activate certain plant growth systems, leading to increased biomass, photosynthesis, nutrient uptake and root development and, ultimately, to greater crop yield and quality.


       Messenger received conditional EPA approval in April 2000, and we began sales of the product in August 2000. Utilizing our harpin and harpin-related technology, Messenger simultaneously activates the plant's natural defense and growth systems, providing broad protection against disease, reduced damage caused by pests and improved plant growth, crop yield and quality. Messenger is a water-soluble, granular powder that is topically applied either independently or in conjunction with traditional chemical pesticides. Once applied, Messenger degrades rapidly and leaves no detectable residue. Unlike traditional chemical pesticides, Messenger and other products we are developing have no direct killing effect on pests and pathogens, reducing the likelihood of pest resistance. In addition, unlike genetically modified plants, Messenger does not alter the plant's DNA.



       Our near-term focus is the commercialization of Messenger for use on a wide variety of crops. We are currently concentrating our efforts in the United States on high-value crops, such as citrus, tomatoes, peppers, cucumbers, strawberries and other horticultural and specialty crops, from which we expect growers will derive the greatest economic benefit from Messenger. We plan to take advantage of the Messenger brand developed in the use on these high-value crops to penetrate traditional field crop markets, including cotton, wheat, rice, corn and soybean.


       In conjunction with the commercialization of Messenger, we will continue to focus significant resources on research and development activities to develop and commercialize new products based on our harpin and harpin-related technology. We believe that many of the additional products and technologies currently under development will lead to significant business opportunities in the future.

INDUSTRY OVERVIEW

       In order to meet growing food demand and remain competitive in the global agricultural marketplace, growers are consistently challenged to increase productivity by improving crop yield and quality. Over the last several decades, growers have relied on the development of more effective farming practices and improved plant protection and yield enhancement methods and products to limit agricultural crop losses and to increase the yield and quality of their crops. In recent years, however, the rate at which growers have been able to further improve crop productivity has declined as improved farming practices have become more fully implemented, as land suitable for conversion to farming has become more scarce and as concerns about the environmental impact of farming have increased. Moreover, growers today face increasing scarcity of available resources, such as labor, water and land, and increasing restrictions on the use of traditional chemical pesticides. At the same time, the global demand for food and increased food quality continues to increase with population growth and generally rising standards of living.

       In today's competitive agricultural environment, growers must maximize crop productivity by enhancing yield and minimizing crop losses. The Food and Agriculture Organization of the United Nations estimates annual crop losses from pests to be $300 billion worldwide. In addition to basic agronomic practices such as crop rotation, cultivation or variety selection, growers generally have two alternatives to limit these economic losses and increase yields. The first approach is to use traditional chemical pesticides, and the second is to grow genetically modified plants that are engineered to resist disease and infestation or to tolerate applications of nonselective herbicides. Each of these approaches has come under increasing criticism from a variety of sources worldwide including environmental groups, government regulators, consumers and labor advocacy groups.

     Traditional Chemical Pesticides

       Growers use traditional chemical pesticides to kill insects, microorganisms and other pests. Although generally effective in killing targeted pests, traditional pesticides often have serious adverse side effects. Many of these chemicals are suspected carcinogens and many are acutely toxic. Pesticide applicators and field workers face significant risks from direct exposure to toxic chemical pesticides. In addition, use of chemical pesticides often suppresses beneficial insects and microorganisms that otherwise provide a degree of natural protection.

       Over time, many pathogens and pests develop resistance to chemical pesticides. As pest resistance increases, and beneficial predators and parasites decline, growers often escalate the application of pesticides to maintain an acceptable level of disease and pest control. As a result, chemical pesticides or their byproducts may contaminate the soil, surface water and groundwater resources. In addition, chemical pesticides can enter the food chain, adversely affecting animal populations, and can be directly ingested by humans or by livestock intended for human consumption.

       Over the past 50 years, increased use of pesticides, with their potential risks and problems, has heightened public awareness and concern over their environmental and health hazards. As a result, the U.S. government and various state and foreign governments have imposed increasingly stringent regulations on the manufacture and use of chemical pesticides.


       Regulatory and public pressure is forcing manufacturers to remove many traditional chemical pesticides from the market. Over the last 15 years, numerous pesticide products have been removed from the marketplace or have been severely restricted in their allowable uses. Currently, many widely used pesticides are subject to extensive and costly re-registration requirements mandated by changes in federal pesticide laws. As a result of these regulatory constraints as well as other economic pressures, growers have increasingly sought new technologies to protect crops and maintain profit margins.


     Genetically Modified Plants

       Scientific advances, coupled with the health and environmental problems associated with conventional chemical pesticides, led to the introduction of genetically modified plants in the early 1990s. These products can provide a variety of pesticidal and other benefits. Genetically modified plants have been developed to produce herbicide-tolerant, insect-resistant or virus-resistant crops. In addition, improved output traits, including those designed to create higher-quality animal feed, have been introduced into the market. For the 1999 growing season, 55% of all cotton fields, 57% of all soybean fields and 33% of all cornfields in the United States were planted with genetically modified seed varieties.

       While genetically modified plants have been widely used, environmental groups, some scientists and consumers, especially in Europe, are raising questions regarding the potential adverse side effects, long-term risks and uncertainties associated with genetically modified plants. Some countries, primarily in the European Union, have established restrictions on the planting of certain genetically modified seeds or on the importation of grain produced from these seeds. Moreover, some countries, including Japan and certain members of the European Union have imposed labeling requirements on genetically modified food products, and federal legislation requiring such labeling has been proposed in the United States. Several food-related companies have indicated that they will not use genetically modified crops in their products.

     Market Opportunity for New Plant Protection and Yield Enhancement Products


       Based on data collected by the Food and Agricultural Organization of the United Nations, in 1999, over 121 million acres of horticultural and specialty crops were harvested worldwide, including nearly 17 million acres of tomatoes, peppers, cucumbers and strawberries and approximately 18 million acres of citrus. In addition, in 1999, approximately 2.0 billion acres of row crops were harvested worldwide, with corn, wheat, cotton and rice accounting for approximately 1.3 billion acres. Based on data from Allan Woodburn Associates, worldwide expenditures on agricultural chemicals to protect these and other crops in 1999 were approximately $30 billion. We believe growers worldwide are seeking new plant protection and yield enhancement products to replace or reduce the need for traditional agricultural chemicals, and that allow them to manage plant disease and improve crop yield and quality without modifying a plant's DNA.


THE EDEN SOLUTION AND ADVANTAGES

       Utilizing our harpin and harpin-related technology, we are developing products that activate a plant's natural defense and growth systems without altering the plant's DNA. We believe our harpin and harpin-related technology provides the following advantages over current plant protection and yield enhancement products:

       -  Simultaneous activation of natural plant systems to:

          - Protect against a broad array of viral, fungal and bacterial diseases. Our technology has demonstrated an ability to activate a plant's natural defense systems against a broad spectrum of viral, fungal and bacterial diseases, including some diseases for which there is currently no effective treatment. We believe that our harpin-based products will reduce or eliminate the need for certain traditional chemical pesticides.

          - Reduce damage caused by a variety of pests. Our technology has shown an ability to reduce crop infestation and damage caused by certain harmful insects and other pests. Unlike chemical pesticides, however, our technology has no direct killing effect and, therefore, we believe that beneficial insects and microorganisms will not be adversely affected by our products.

          - Improve plant growth, crop yield and quality. We have demonstrated an ability to improve plant growth as evidenced by one or more of the following: increased biomass, photosynthesis, nutrient uptake and root development. The improved plant growth observed in our Messenger field trials leads to increased plant quality and generally increased yields of 10% to 20% over current agronomic practices using traditional chemicals.

       - Effectiveness across a wide array of crops. Our technology has proven effective in activating natural plant defense and growth systems in over 40 crops, including high-value crops such as citrus, tomatoes, peppers, cucumbers and strawberries; traditional field crops such as cotton, wheat, rice, corn and soybean; and ornamental crops such as rose.

       - Improved food safety. Our technology allows us to use small amounts of harpin protein, our active ingredient. Generally, only two to four grams of harpin protein are required to treat one acre. Once applied, harpin protein degrades rapidly and leaves no detectable residue. As a result, we believe harpin-based products will improve food safety compared to food harvested from crops treated with traditional chemical pesticides.

       - Reduced risk of environmental damage and increased worker safety. Based on independent toxicology studies, in-house laboratory tests and extensive field testing, we believe harpin protein has little, if any, impact on the environment. As a result, we believe harpin-based products have significant advantages over traditional chemical pesticides in terms of worker safety and environmental damage.

       - Reduced likelihood of pest resistance. Over time, the direct killing function associated with chemical pesticides sometimes results in pest and pathogen resistance. Because the mode of action of our technology has no direct killing effect, we believe it is less likely that pests and pathogens will develop resistance to our products.

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

OUR BUSINESS STRATEGY

       Our objective is to utilize our proprietary technology to develop and market products that enhance plant protection and crop yield. We plan to achieve this goal by implementing the following key strategies:


       - Commercialize Messenger and future products based on our proprietary technology worldwide. We have initiated marketing activities designed to promote the distribution and sale of our first product, Messenger, and made our first commercial sales of the product in August 2000. We plan to commercialize Messenger and future products worldwide beginning in the United States and expanding to foreign countries as we obtain regulatory approvals. We intend to distribute these products through established agri-chemical distributors and retailers in order to leverage their existing sales forces and grower relations. We intend to continue to expand our team of field development specialists to maintain close relationships with growers and educate industry leaders and distributors.


       - Promote the benefits of Messenger and our harpin and harpin-related technology. We intend to use our existing and growing body of field trial results to promote the use of Messenger and the benefits of our proprietary technology. We plan to build market awareness through a wide range of programs, materials and events, including conference and trade show appearances and the dissemination of sales literature and promotional materials.

       - Continue to develop Messenger product extensions and new products that utilize natural plant defense and growth systems. We will continue to focus significant resources on research and development activities to develop and commercialize new products based on our harpin and harpin-related technology platform. These efforts will include Messenger product line extensions, such as crop, disease and pest specific products. In addition, we have identified and are currently performing efficacy studies on new harpin proteins that may be significantly more potent and may be effective against other classes of disease or induce additional growth pathways.

       - Control and protect our technology. We own or have obtained exclusive worldwide rights to Messenger and certain related technologies that are patented. We have not granted any geographic, crop or technology rights to Messenger or our related technologies. We plan to aggressively protect our control of these technologies by enforcing our current patents and filing additional patent applications in many countries worldwide. Where appropriate, we will continue to file patent applications jointly with Cornell University or other institutions.

       - Maintain control over product manufacturing. In order to control the quality and supply of our products and help maintain our proprietary position, we intend to retain control over the manufacturing of our products. We expect to expand our manufacturing capabilities as necessary to meet market demand. We have established comprehensive and detailed quality control and assurance systems to ensure that we sell the highest quality product. We will only use independent manufacturing arrangements when we can assure ourselves that we can maintain our quality standards.

CORE TECHNOLOGY PLATFORM

       The active ingredient in our initial product, Messenger, is one of a class of environmentally safe, nontoxic proteins called harpins, which were discovered by Dr. Zhongmin Wei, our Vice President of Research, and his colleagues while at Cornell University. Science magazine recognized the importance of the harpin discovery and published the related study as its cover story in July 1992. The USDA also recognized the discovery, describing it as "a major scientific breakthrough" in understanding how plants respond to pathogens.

       Plants have powerful natural defense mechanisms. Plants generally resist pathogens, or restrict their proliferation, by causing localized necrosis, or death of tissues, to a small zone surrounding the site of infection. This resistance by the plant is called the hypersensitive response. In addition to the localized hypersensitive response, plants respond to infection by activating defenses in parts of the plant that were not infected by the original pathogen, increasing resistance to further or secondary infections by the same and other pathogens. The activation and maintenance of defense systems in the uninfected regions of a plant are referred to as systemic acquired resistance. Systemic acquired resistance confers long-lasting systemic disease resistance against a broad spectrum of pathogens.

       Researchers have studied these natural defense mechanisms for over 30 years seeking to understand how plants recognize an infection and what activates their defense systems. Dr. Wei and his colleagues were able to isolate and characterize the harpin protein, a previously undescribed class of proteins associated with activating these responses. They established that when certain bacterial infections occur, the bacteria secrete a harpin protein, which, in turn, signals the plant to generate a defense against the infection. Dr. Wei later discovered that direct topical application of trace amounts of harpin to the surface of the plant leaf or seed signals the plant to activate multiple pest-resistant and growth-enhancing responses without visible hypersensitive response.

     How Harpin Works

Description of "How Harpin Works" Chart (p. 29)

[GRAPHIC -- Depiction of how harpin works. Under the "Topical Application" heading, a harpin protein is depicted bonding to a plant receptor, initiating an ion-exchange. Under the "Simultaneous Plant Reactions heading, the ion-exchange is depicted causing signal amplification, resulting in the following responses in the plant: (1) systemic acquired resistance pathway activation, (2) jasmonic acid/ethylene pathway activation and (3) increased photosynthesis and nutrient uptake. Under the "Benefits" heading, the effects of such plant responses are disease resistance, pest resistance and improved plant growth.]

                                   [DIAGRAM]

       As shown above, the harpin protein serves to initiate several key plant reactions that generally result in improved disease and pest resistance and plant growth. Once a harpin protein is applied to a plant and binds to a plant receptor, production of hydrogen peroxide, an important mechanism of plant defense, is induced in plant cells and a series of ion exchanges are stimulated in the cell membrane. Then, a series of reactions occur that result in the following benefits:

       - Disease Resistance and Pest Resistance. The systemic acquired resistance pathway is broadly classified as encoding pathogenesis-related proteins, which play an active role in disease resistance. In addition, our researchers have demonstrated that harpin proteins induce the jasmonic acid/ethylene dependent pathway that plays an important role in disease and pest defense.

       - Improved Plant Growth, Crop Yield and Quality. Activation of a plant's growth systems has been noted even in the absence of disease. Activation of plant growth and related pathways results in increased photosynthesis and nutrient uptake. Harpin-treated plants generally show increased biomass, root development, earlier flowering and fruit maturation, as well as increased crop yield and quality.

       The first harpin was isolated from Erwinia amylovora, a pathogenic bacterium that causes fire blight in apple, pear and other rosaceous plants. Since then, EDEN and Cornell University, as well as other research institutions, have isolated several harpin or harpin-like proteins from other major groups of plant pathogenic bacteria.

MESSENGER -- OUR INITIAL PRODUCT


       Utilizing our proprietary harpin and harpin-related technology, we have developed our first product, Messenger, which activates natural plant defense and growth systems without altering the plant's DNA or having a direct killing effect on targeted pests or pathogens. Messenger received conditional approval from the EPA in April 2000, and we have initiated marketing activities to promote the distribution and sale of Messenger in the United States. We are currently manufacturing Messenger for sale in commercial quantities and began commercial sales of the product in August 2000. Messenger is a water-soluble, granular powder that is topically applied either independently or in conjunction with traditional chemical pesticides. Once applied, Messenger degrades rapidly and leaves no detectable residue. Messenger provides all the advantages of our core technology, including:


       -  simultaneous activation of natural plant systems to:

          - protect against a broad array of viral, fungal and bacterial diseases, including some diseases for which no effective treatment is currently available;

          -  reduce damage caused by a variety of pests; and

          -  improve plant growth, crop yield and quality;

       -  effectiveness across a wide array of crops;

       -  improved food safety;

       -  reduced risk of environmental damage;

       -  increased worker safety; and

       -  reduced likelihood of pest resistance.

       In addition to these key advantages of our proprietary technology, Messenger provides the following additional benefits:

       - Low dosage and quick activation of plant systems. Generally, only two to four grams of harpin protein, Messenger's active ingredient, are required to treat one acre. Upon application, Messenger generally initiates the activation of the plant's defense and growth systems within five to ten minutes, with full activation occurring within three to five days. The presence of Messenger initiates the plant response. The continued presence of Messenger is not required for full activation, reducing the need for re-application due to rain or other environmental conditions.

       - Simple application. Messenger can be applied using standard equipment and a variety of simple application methods, such as direct foliar sprays, seed treatments and soil drenches. For foliar spray applications, Messenger is mixed with water, either alone or in combination with other plant treatments, and applied using conventional spray equipment. In contrast to many traditional pesticides, which generally require that each individual plant leaf be sprayed, it is not necessary to spray the entire plant for Messenger to be effective.

       - Extended effect. In certain crops, such as wheat and rice, we believe only one application of Messenger per season is necessary. For other crops, such as fresh vegetables and ornamentals, repeat applications at a rate equal to or less than traditional chemical pesticides have been shown to enhance the defense and growth benefits of Messenger.

       - Reduced use restrictions and ease of disposal. Many chemical pesticides have restrictions that prohibit farm workers from re-entering treated fields or greenhouses for periods of 24 to 48 hours, which may cause significant delays in grower activities. Messenger, on the other hand, qualifies for the EPA's minimum restricted entry interval of four hours. Similarly, many chemical pesticides are subject to restrictions that impose minimum time periods, ranging from a few days to several weeks, between the product's last application and the time of harvest. Because Messenger is virtually nontoxic and leaves no detectable residues on treated crops, there is no pre-harvest interval. In addition, in contrast to most traditional chemical pesticides, personal protective equipment, such as respirators, rubber gloves, boots and complete suits of protective outerwear, is not required for workers applying Messenger. Unlike products containing toxic chemicals, Messenger's packaging materials can be easily disposed of in traditional municipal or county waste collection systems.

     Messenger's Performance in Field Trials

       We conduct both small scientifically oriented field trials and large demonstration field trials to test the efficacy and performance of Messenger, to educate growers and their advisors regarding the value and use of Messenger, and to generate data to enable us to improve application rates and timing. In addition, we conduct field trials in connection with our research and development of new products. Field trials are conducted with major growers, universities and consultants. Generally, we pay these independent third parties to execute, evaluate and report on our trials pursuant to specific protocols agreed to by such parties. Compliance with such protocols is monitored by our field development specialists.

       Since 1996, we have completed in excess of 400 field trials on over 40 crops in the United States, the People's Republic of China and other countries. The majority of trials were conducted on citrus, cotton, cucumber, peppers, strawberries, tobacco, tomatoes and wheat. Our field trials generally demonstrated that there is an increase of 10% to 20% in the yields of crops treated with Messenger over the yields of crops grown under current agronomic practices. In addition, Messenger generally provided better or equal disease control over traditional chemicals, even when compared to crops treated simultaneously with a combination of two or more traditional pesticides. In large-scale demonstration field trials on citrus, fresh tomatoes, strawberries and other crops, traditional pesticide use was generally reduced by 70% to 90%.

       Field trials are subject to numerous environmental and human circumstances beyond our control and results can vary significantly. Not all the trials we have conducted have shown commercially significant results. For example, our potato field trials to date have shown inconsistent results and, therefore, we have determined that the benefits of Messenger to potato growers have not yet proven sufficient for marketing purposes. We will continue to research this crop and other crops that may prove to be unresponsive to Messenger as we learn more about plant biochemistry through our research programs.

     Messenger's Safety

       Independent toxicology studies, in-house laboratory tests and our extensive field testing experience demonstrate that Messenger is virtually nontoxic to humans and the environment. The following is a summary of the human health and environmental safety attributes of Messenger:

       - Negligible Human Dietary and Environmental Exposure. There is virtually no human dietary or environmental exposure to Messenger resulting from application of the product. Residues of Messenger on treated crops are rapidly degraded by sunlight, rain and microorganisms and are undetectable within three to ten days following application, even when applied at rates far above our recommended application rates.

       - Safe for Animals. The EPA requires that toxicology studies be conducted to evaluate the impact of Messenger on selected animals. The EPA-required mammalian toxicology testing placed Messenger in the EPA's "Toxicity Category IV," a designation reserved for materials with the lowest hazard potential. Further, only at dose levels hundreds of times higher than would ever be present as a result of recommended field applications is there any evidence of toxicity to fish or other aquatic organisms. Unlike many plant protection and yield enhancement products, Messenger requires no label warnings or special use restrictions to protect animals.

       - Nontoxic to plants. Messenger has never been observed to cause toxicity or any other adverse effects in plants during the course of hundreds of field trials conducted on a diversity of crops under a wide variety of environmental conditions. Also, we have not observed any adverse effects attributable to Messenger in numerous controlled laboratory studies to evaluate its effects on seedling germination and emergence.

       - Safe for use in sensitive habitats. The EPA has expressed concern about the use of crop protection products in or around highly sensitive habitats such as estuaries and areas inhabited by threatened or endangered plants and animals. Because Messenger exhibits such a high degree of safety to plants and nontarget organisms, we believe it is an ideal candidate for use within and adjacent to environmentally sensitive areas and the Messenger label bears no restrictions or precautions regarding such use.

COMMERCIALIZATION STRATEGY


       We have initiated marketing activities designed to promote the distribution and sale of Messenger, made our first sales of the product in August 2000 and will continue to commercialize Messenger by implementing the following strategies:


       - Initially focus on high-value crops and large commercial growers. Our initial commercialization efforts are focused on high-value crops in the United States, such as citrus, tomatoes, peppers, cucumbers, strawberries and other horticultural and specialty crops, from which we expect growers will derive the greatest benefit from Messenger, both in terms of its relative cost compared to the value of the crops treated and the value of the expected increases in yields. In addition, we are focusing on large commercial growers in the United States who have significant purchasing power and are generally considered early adopters of new technologies. We have recruited leading growers and their consultants to participate in field trials, enabling them to become familiar with Messenger and to experience its benefits firsthand.

       - Employ existing industry distribution channels and expand our sales and field development team. We are employing established industry methods to distribute Messenger and have received our first orders. In addition, we intend to expand our team of sales and field development specialists to educate growers and distributors and maintain close relationships with commercial growers.


       - Take advantage of the Messenger brand to promote the use of Messenger on traditional field crops. We plan to take advantage of the Messenger brand developed in the use on high-value crops and apply it in marketing Messenger to traditional field crops, such as cotton, wheat, rice, corn and soybean.


       - Capitalize on international opportunities. We intend to conduct additional international field trials, pursue regulatory approval in international markets and establish distribution relationships with multinational agri-chemical companies in an effort to capitalize on global opportunities and to establish Messenger as a leading plant protection and yield enhancement product in the global marketplace.

SALES, MARKETING AND DISTRIBUTION

       We intend to market and sell our products worldwide as an attractive alternative or complement to traditional chemical pesticides and genetically modified plants. We plan to utilize traditional industry distribution channels in our sales efforts, as well as to employ sales, marketing and field development specialists, to market and sell our products to large commercial growers.

       Our distribution strategy is to focus initially on large, nationwide independent distributors. As our markets become more established we expect to expand our distribution base to add regional distributors. We will be highly selective in choosing distributors and retailers to represent our products. They will be selected based on commitment to our product, technical expertise, local market knowledge and financial stability. We believe our distributors and retailers will have the opportunity to achieve attractive profit margins selling our products and, therefore, will have an incentive to promote Messenger and other products we may develop. To ensure that they have adequate selling incentives, however, we may also offer volume discounts or establish other programs designed to motivate our distributors and retailers. We are currently engaged in discussions with several independent distributors regarding the distribution of Messenger and have signed our first agreement for the distribution of Messenger.



       Our sales and marketing staff consists of sales and marketing specialists and field development specialists who possess a high level of technical expertise and knowledge regarding Messenger and our harpin and harpin-related technology as well as competing plant protection and yield enhancement products and techniques. Our specialists support our products and educate growers and independent distributors on the uses and benefits of our technology. Our sales and marketing staff is organized into separate business units that focus on particular regions and crops. To date, we have established three business units. Our Florida business unit currently consists of ten sales and field development personnel and is focused on citrus and fresh vegetable crops. Our Southeastern business unit currently consists of ten sales and field development personnel and is focused on cotton, tobacco and peanut crops. Our California and Mexico business unit consists of five field development personnel and is focused on strawberries, process vegetables and small grain crops.


       In order to enhance our commercialization efforts, we expect to continue to expand our sales, marketing and field development capabilities and to continue to establish separate business units in various regional markets that will focus on the needs relating to that region or specific crops. We are also beginning to leverage the sales and marketing efforts of independent distributors by actively training their sales and marketing personnel in the uses and benefits of Messenger.

       We conduct a number of marketing programs to support the sale and distribution of Messenger. Our current programs are designed to educate major commercial growers and their pest and disease control advisors about the benefits of Messenger and allow them to test it in their fields. Our field development specialists conduct field trials with these influential groups to further evaluate product efficacy, timing of application, combination treatments incorporating other pesticide products, and use in integrated pest and disease management programs.

       We also target crop specialists and university agricultural research personnel in an effort to increase industry awareness of our harpin and harpin-related technology and its potential benefits. We have sponsored field trials for these groups, who independently test Messenger, report their results to us and make recommendations to growers on inclusion of Messenger in integrated pest and disease management programs.

MANUFACTURING

       We believe that we have the manufacturing capacity to meet our currently anticipated near-term commercial requirements. We intend to use a portion of the proceeds of this offering to expand our manufacturing capabilities. To ensure the quality and supply of our products and to protect our proprietary technology, we intend to retain control over the manufacturing process. We have established comprehensive and detailed quality control and assurance systems to ensure that we sell the highest quality product. We currently conduct numerous quality control tests on each Messenger production lot. We will use independent manufacturing arrangements only when we can assure ourselves that we can maintain our strict quality standards.

       We have designed and developed a water-based fermentation process to manufacture Messenger and other harpin-based products. First, we place the harpin gene into a benign form of common laboratory bacteria, Escherichia coli, which is frequently used in pharmaceutical production and is non-pathogenic, nutritionally deficient and cannot survive in normal environmental conditions. Once the harpin protein has been produced, the bacteria is destroyed and the harpin protein is extracted and dried. We do not create harmful intermediates in the production of Messenger or other harpin-based products we are developing. Further, waste materials are biodegradable and are easily disposable. The raw materials used in the manufacture of our products are readily available from multiple sources. We do not currently depend on any single supplier for the raw materials necessary for the manufacture of Messenger.

       Approximately half of our 27,400 square foot Bothell, Washington facilities are dedicated to the manufacture, packaging, warehousing, and shipment of Messenger. The manufacturing portion of our facility is monitored and regulated by a number of different governmental agencies including local, state and federal authorities. We believe that we are in compliance with all regulatory requirements relating to our facilities.

RESEARCH AND DEVELOPMENT PROGRAMS


       Our research and development efforts utilize protein and organic chemistry, analytical chemistry, recombinant technologies and traditional water-based fermentation techniques, among others. As of August 16, 2000, we employed 23 researchers and support staff, eight of whom hold doctoral degrees.


       Through our extensive knowledge of harpin effects and harpin receptors and intensive research program, we believe that we will continue to discover and develop new products that will significantly improve plant protection and yield enhancement in the future. We intend to continue to focus our research and development efforts in the following areas:

       - Additional Messenger products and product extensions. We are currently developing additional Messenger products and product extensions that are crop, disease or pest specific, or that can be applied to seeds before planting.

       - New harpin proteins. We have identified and are currently performing efficacy studies on new harpin proteins that we have shown to be many times more potent than our current product, and are also expected to have effects on other classes of disease or induce additional growth pathways in plants.

       - Harpin protein fragments. We have discovered that small sections, or fragments, of the harpin protein are responsible for separate and distinct harpin-induced effects such as growth enhancement and disease control. We are identifying which of these fragments correspond to each separate harpin effect and, in some cases, we are now able to selectively "switch on" individual characteristics in plants. Products incorporating this technology may be useful in circumstances in which it is desirable to control disease without activating plant growth systems.

       - The plant receptor system. We believe that our scientists are leading the effort in the international research community to understand how the harpin protein message is received by the plant's receptors and carried throughout the plant and which biochemical pathways are activated in that process. We believe this research will allow us to better understand the potential use of harpin and other harpin-related products.

       In addition, we conduct in-house research and development activities with respect to genetically modified plants, principally to increase our understanding of harpin and harpin-related technology. While we currently do not intend to manufacture and sell products that modify a plant's DNA in the foreseeable future, no assurance can be given that we will not manufacture and sell these products if market conditions become favorable.

CONTINUING CORNELL UNIVERSITY RELATIONSHIP

       In May 1995, we entered into a license agreement with the Cornell Research Foundation, whereby we acquired worldwide exclusive rights to Cornell University's technology relating to harpin proteins and related genes. Since then, our researchers and researchers at Cornell University have worked together to continue the development of harpin protein technologies, designing research programs and regularly exchanging and discussing information relating to the technology.


       The license agreement grants us exclusive rights to make, have made, use and sell any product or use claimed in the licensed patents and patent applications, or that incorporates the licensed biological materials. In consideration of these exclusive rights, we agreed to fund certain research and development activities at Cornell University, and we issued the Cornell Research Foundation 400,000 shares of our common stock. We further agreed to pay a royalty on net sales of licensed products, to fund research and development and to make certain minimum annual royalty payments.



       Currently, we have exclusive rights under the license agreement to eight U.S. patents and 14 U.S. patent applications. The patents and patent applications include claims that protect Messenger and, accordingly, our ability to market and sell Messenger depends on the license agreement. Future inventions may be added to the license agreement based on inventorship, our funding of the research at Cornell that produced the invention and the relationship of potential patent claims of the invention to the claims of the licensed patents or licensed patent applications.



       The license agreement terminates on the expiration date of the last-to-expire licensed patent. Currently, the last-to-expire licensed patent will expire in February 2018. However, if additional patents are added to the license agreement in connection with the development of future products, the term of the license agreement would be extended to the date of the last-to-expire of the additional patents. The Cornell Research Foundation may terminate the license agreement prior to the expiration of the term, but only if we are in substantial noncompliance with any of the material terms and conditions of the license agreement and we fail to remedy the noncompliance within six months after being notified in writing of the noncompliance.


       We are currently responsible for the management of patent prosecution and maintenance activities relating to the licensed patent applications and any patents issuing therefrom. We are obligated to pay all expenses of this prosecution and maintenance, both in the United States and in the foreign jurisdictions that we designate for filing counterpart applications. In addition, we continue to fund research and development activities at Cornell University.

PATENTS AND PROPRIETARY RIGHTS


       We own or have exclusive rights to 152 U.S. and foreign patents and patent applications, consisting of ten U.S. and foreign issued patents and 142 patent applications pending in the U.S. and abroad. Protection of our proprietary rights is vital to our business. In addition to our policy of seeking patents on our inventions, we rely on trade secrets, know-how that is not patented, and continuing technological innovation to develop and maintain our competitive position. In addition, we maintain a policy of acquiring licenses under selected patents or patent applications from third parties, and entering into confidential information and invention assignment agreements with our employees, consultants and other third parties.



       Through our license agreement with the Cornell Research Foundation, we have exclusive rights to eight U.S. patents and 14 pending U.S. patent applications either owned solely by the Cornell Research Foundation or jointly with us. Four of the pending U.S. patent applications have received Notices of Allowance from the U.S. Patent & Trademark Office. We also own or have exclusive rights to two foreign patents and 120 foreign patent applications corresponding to the issued patents and pending U.S. filings. We have filed eight additional U.S. patent applications covering products which have been invented solely by our researchers.



       Our Messenger product is protected by the U.S. and foreign patents to which we have exclusive rights. These patents, which include claims for the harpin family of proteins generally, and for various specific harpins, and the use of harpin proteins to impart disease resistance and to control insects in plants, will expire between 2013 and 2018. We believe these patents preclude our competitors, or other entities that have isolated the harpin protein in pathogenic plant bacteria, from developing harpin-based products that have features similar to those of Messenger.



       Our pending patent applications include claims to several specific harpin proteins, the use of harpin proteins to enhance plant growth and improve yields, and methods to apply harpin proteins to seeds or insert harpin genes into plants to impart disease resistance. In addition, we have filed for patent protection on imparting tolerance to environmental or chemical stress segments of harpin proteins and receptor technologies.


       Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. Like many biotechnology companies, our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. Therefore, our patent applications may be rejected. Even if we are issued patents, they may be insufficient to protect the technology underlying our products.

       EDEN Bioscience(R) and Messenger(R) are registered trademarks in the United States, the People's Republic of China, Mexico, the European Union and in other key foreign countries. EDEN(R) is also a registered trademark in the United States and certain foreign countries. Applications to register those trademarks are pending in other key foreign jurisdictions.

GOVERNMENT REGULATION AND PRODUCT REGISTRATION

       Messenger is regulated under the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) and under the Federal Food, Drug and Cosmetics Act (FFDCA) by the U.S. Environmental Protection Agency. The EPA has determined that Messenger is a biochemical pesticide, a subset of biopesticides. Compared to traditional chemical pesticides, biopesticides are generally subjected to significantly fewer data requirements to support registration under FIFRA.

       On April 19, 2000, the EPA granted conditional registration for the full commercial use of Messenger. Our Messenger registration will automatically expire two years from the date it was granted. Before the expiration date, the EPA will reevaluate the registration and determine whether to convert the product to a non-expiring registration. The EPA also granted EDEN an exemption from tolerance under the FFDCA, meaning that it was not necessary to establish a maximum level of harpin residue that may be present on food or animal feed. Now that Messenger is registered by the EPA, the Food and Drug Administration is responsible for monitoring and enforcing Messenger's exemption from tolerance.


       The registration requires us to submit the revised printed label for Messenger prior to releasing the product for shipment, to submit Messenger product information for fiscal year 2000 by November 15, 2000, and to submit or cite data if required by the EPA.


       Our registration is conditioned on the requirement that by April 19, 2001, we submit:

       - the results of one additional laboratory study on a highly sensitive aquatic species to confirm that Messenger poses no foreseeable hazard to non-target organisms;

       -  the results of two additional assays to assess product purity; and

       - the results from assays of five Messenger production batches to verify our quality standards to protect against potential microbial contamination.


       We have completed the laboratory study on the aquatic species and believe it will meet the EPA's requirements. We are currently in the process of developing the remaining information required by the EPA. Upon review and acceptance of this information, we expect the EPA to convert our Messenger registration to unconditional. However, if we are unable to meet the conditions specified by the EPA within the time frames specified in the EPA's notice of pesticide registration, the agency could revoke our registration or impose use restrictions that are not currently applicable. The conditional status of our registration does not currently impact our ability to market and sell Messenger.

       Even upon satisfying the conditions imposed by the EPA and the conversion of our registration to a non-expiring registration, Messenger will be subject to continuing review by the EPA and extensive regulatory requirements. The EPA could at any time revoke our registration or impose limitations on the use of Messenger upon receipt of newly discovered information, including an inability to comply with regulatory requirements or the occurrence of unanticipated problems with the product.



       Although pesticides themselves are exempt from the Toxic Substances Control Act (TSCA), TSCA does regulate pesticide raw materials such as the bacteria we use to produce harpin protein. However, the EPA has established an exemption from TSCA regulation for the category of bacteria we use to produce harpin if it is used in a contained environment in a limited access facility. The bacteria we use and our facilities comply with these requirements and, therefore, we are exempt from the requirements of this law.



       We are required to obtain regulatory approval from certain state and foreign regulatory authorities before we market Messenger in those jurisdictions. Although we are authorized to sell Messenger in 44 states, we have not yet received approval for Messenger in the remaining states, including California, and we have not yet obtained authorization to sell Messenger in any foreign countries. Certain of these jurisdictions may apply different criteria than the EPA in connection with their approval processes.


       Our manufacturing operations are subject to regulation and periodic inspection by the EPA and other federal and state regulatory agencies.

COMPETITION

       The crop protection and treatment industry is highly competitive and is dominated by multinational chemical and pharmaceutical companies, including Novartis AG and AstraZeneca PLC (which plan to combine their agribusinesses as a new company, to be called Syngenta), Aventis S.A., Monsanto Company, BASF AG, Bayer AG, E.I. DuPont de Nemours and Company and The Dow Chemical Company. Many of these companies have substantially greater financial, technical, distribution and marketing resources than we do. Competition is based primarily on price and efficacy, which is generally measured by crop yield and overall cost of use to the grower. In addition, attracting and retaining qualified personnel, developing production and marketing expertise, developing proprietary products or processes and obtaining regulatory approvals on a timely basis are essential to establishing a competitive market position.

       Many of the large chemical pesticide companies are also developing products that they believe are less environmentally harmful than traditional chemical pesticides and that may directly compete with Messenger and other products we may develop. Novartis AG, a large multinational company, manufactures a product that is designed to induce disease-resistant systems in wheat and, potentially, in other plants. Other small companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Furthermore, academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, development and marketing of products similar to ours.

       We expect competition within the plant protection and yield enhancement industry to intensify as regulatory pressures on traditional chemical solutions increase. We believe this will occur as advances in biological crop protection and yield enhancement technologies, such as that incorporated in Messenger, become more widely known. We may be unable to compete successfully against our current competitors or new market entrants may develop products that compete directly with our products and are more effective, less expensive or more widely accepted than our products.

FACILITIES

       Our principal facility, which includes our manufacturing, research and administration functions, is approximately 17,900 square feet and is located in Bothell, Washington. We have entered into a lease to occupy this space through December 31, 2001, at which time we have an option to extend the lease for an additional eighteen months. We also lease approximately 5,500 square feet of additional warehouse and office space adjacent to our principal office through March 31, 2001. In April 2000, we leased an additional 4,000 square feet for research and office space through June 2003. We also lease office space in Melbourne, Florida, Annapolis, Maryland and Mexico City on a short-term basis. We anticipate that we will require additional manufacturing and research space within the next 24 months, but that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. We do not own any real estate.


EMPLOYEES


       As of August 16, 2000, we employed 72 persons, 46 located at our corporate headquarters in Bothell, Washington, and 26 located elsewhere. Of those employees, approximately 24 are engaged primarily in research and development, 12 in manufacturing, 25 in sales and field development and 11 in management and administration. None of our employees are covered by collective bargaining agreements. We believe relations with our employees are good.


LEGAL PROCEEDINGS

       We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


       The following table sets forth certain information regarding our executive officers and directors as of August 16, 2000:



                   NAME                      AGE                    POSITION
-------------------------------------------  ---   -------------------------------------------
Jerry L. Butler............................  51    Chief Executive Officer, President and
                                                   Director
Bradley S. Powell..........................  40    Chief Financial Officer, Vice President of
                                                   Finance and Secretary
Zhongmin Wei, Ph.D.........................  43    Vice President of Research
Jon E. M. Jacoby(1)........................  62    Director
Albert A. James(2).........................  68    Director
Agatha L. Maza(2)..........................  60    Director
Oscar C. Sandberg(1).......................  70    Director
John W. Titcomb, Jr.(1)(2).................  49    Director
William T. Weyerhaeuser, Ph.D.(2)..........  56    Director


------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

       JERRY L. BUTLER has served as our Chief Executive Officer, President and a director since our incorporation in July 1994. From January 1991 to December 1993, Mr. Butler served as Vice President of Finance, Chief Financial Officer and Treasurer of Bainbridge Sciences Corporation, a biotechnology diagnostics company. In 1985, Mr. Butler co-founded MicroProbe Corporation, also a biotechnology diagnostics company, and served as its Executive Vice President and a director until November 1990. From 1981 to 1984, Mr. Butler served as Treasurer of Genetic Systems Corporation, a biotechnology diagnostics company. Mr. Butler received B.S. and M.A. degrees from Brigham Young University.

       BRADLEY S. POWELL has served as our Chief Financial Officer and Vice President of Finance since July 1998 and as our Secretary since June 2000. From March 1994 to July 1998, he served as Vice President and Corporate Controller of Omega Environmental, Inc., a provider of products and services to owners of underground storage tanks. In 1983, Mr. Powell joined KPMG Peat Marwick, an international public accounting firm, as a certified public accountant and, from 1990 to March 1994, served as a Senior Audit Manager. Mr. Powell received a B.S. degree from Central Washington University.

       ZHONGMIN WEI, PH.D., has served as our Vice President of Research since May 1998, as Director of Research from April 1997 to May 1998 and as Senior Scientist from June 1996 to April 1997. From November 1995 to April 1996, Dr. Wei served as Principal Investigator at the Institute of Molecular Agrobiology in Singapore, an agricultural biotechnology research organization. From July 1992 to June 1996, Dr. Wei served as a Research Scientist and, from September 1989 to September 1992, as a Post-Doctoral Associate at the Cornell University School of Agricultural and Life Sciences. Dr. Wei received a B.S. degree from Zhejiang University and M.S. and Ph.D. degrees from Nanjing Agricultural University, both in the People's Republic of China.

       ALBERT A. JAMES has served as one of our directors since May 1995 and as our Secretary from May 1995 to June 2000. Mr. James is a private investor and currently serves as a general partner in several real estate projects in the Western United States. From 1982 to November 1997, Mr. James served as Managing Partner of Bellevue Associates, a commercial real estate management company. He served as Secretary and Treasurer of Anthony's Restaurants, a regional chain of restaurants, from 1976 to June 1995 and, from 1981 to March 1994, Mr. James served as Vice President of Alpine Industries, a window and laminated glass-manufacturing company. In 1957, Mr. James founded a discount drug and cosmetic business that merged with a chain of discount retail drug stores, which was ultimately sold to Payless Drug

Stores Northwest in 1969. Mr. James received a B.S. degree in Pharmacy from the University of Washington.

       JOHN W. TITCOMB, JR., has served as one of our directors since May 1995 and as Assistant Secretary from December 1997 to June 2000. Mr. Titcomb is a private investor and currently serves as a director of several privately held companies involved in various technology, manufacturing, and real estate businesses. Mr. Titcomb currently serves as a director of one publicly listed company, Cray, Inc., a supercomputer manufacturer. Mr. Titcomb received an A.B. degree from Harvard College and a J.D. degree from Harvard Law School.

       JON E. M. JACOBY has served as one of our directors since February 1999. Mr. Jacoby has been employed by Stephens, Inc. and Stephens Group, Inc., both of which engage in investment banking activities, since 1963 and is presently a director and officer of each of those companies. He is also a director of Delta & Pine Land Company, an agricultural products company, Beverly Enterprises, Inc., an operator of nursing facilities, Power One, Inc., a power supplies manufacturer, Sangamo Biosciences, a biotechnology company, and Energy Exploration Technologies Inc., an oil and gas exploration company. Mr. Jacoby received a B.S. degree from the University of Notre Dame and an M.B.A. degree from Harvard Business School.

       AGATHA L. MAZA has served as one of our directors since May 1995. From February 1994 to October 1995, Ms. Maza served as Chief Executive Officer of the National Testing Laboratory in Portland, a division of the American Red Cross involved in biological testing of blood. From July 1991 to January 1994, she served as Chief Executive Officer of Medical Arts Laboratory and, from January 1988 to December 1990, as Chief Executive Officer of Eastside Medical Laboratory, both of which are medical diagnostics services laboratories. Ms. Maza received a B.S. degree from Seattle University, an M.B.A. degree from City University and has completed the Executive Marketing Management Program at Stanford University.

       OSCAR C. SANDBERG has served as one of our directors since May 1995. Since August 1995, Mr. Sandberg has served as Secretary, Treasurer and a director of Northwest Nissan Volvo, a retail automobile dealership. He has also served as Secretary and Treasurer of Sandberg Oldsmobile Cadillac, a retail automobile dealership, since March 2000. Mr. Sandberg has served as an officer or director of several businesses, including First Western Bank, a financial institution, and Drug Emporium, a chain of retail drug stores. He has also served as a general partner in various real estate ventures. In 1954, Mr. Sandberg co-founded House of Values, a chain of discount stores, which was sold to Payless Drug Stores in 1969. Mr. Sandberg received a B.A. degree in business administration from the University of Washington.

       WILLIAM T. WEYERHAEUSER, PH.D., has served as one of our directors since May 1999. Dr. Weyerhaeuser was in private practice as a clinical psychologist from 1975 to 1999. From May 1993 to June 1994, he served as President of Rock Island Company, a private investment company and from July 1994 to June 1998, as Chairman of the Board and Chief Executive Officer. Dr. Weyerhaeuser currently serves as a director of several privately held companies and foundations, and of two publicly listed companies, Potlatch Corporation, a timber and paper products company, and Columbia Banking System, Inc., a financial institution. Dr. Weyerhaeuser received a B.A. degree from Stanford University, an M.A. degree from Fuller Theological Seminary and a Ph.D. degree from the Fuller Graduate School of Psychology.

NUMBER, TERM AND ELECTION OF DIRECTORS

       Our articles of incorporation provide that the number of directors shall be determined in the manner provided by our bylaws. Our bylaws provide that the number of directors shall not be less than four or more than ten, with the precise number to be determined by resolution of the board of directors. The board of directors has determined that the number of directors shall be seven.

       Pursuant to our articles of incorporation and our bylaws, at our annual shareholders' meeting in 2001, the board of directors will be divided into three classes. Each director will serve for a three-year term and one class will be elected each year by our shareholders, commencing at our annual shareholders meeting in 2001. Directors hold office until the election and qualification of his or her successor or upon earlier resignation or removal.


COMMITTEES OF THE BOARD OF DIRECTORS

       The compensation committee of the board of directors recommends, reviews and approves the salaries, benefits and stock incentive plans for our executive officers. The compensation committee also administers our compensation plans. The members of the compensation committee are Messrs. James and Titcomb, Ms. Maza and Dr. Weyerhaeuser.

       The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, the fees to be paid to the auditors, the performance of our independent auditors and our internal accounting practices. The members of the audit committee are Messrs. Jacoby, Sandberg and Titcomb.

DIRECTOR COMPENSATION

       Our directors do not receive cash compensation for their services as directors or members of committees of the board of directors, but are reimbursed for their reasonable expenses incurred in attending meetings of the board of directors and its committees.


       We have granted nonqualified stock options to our non-employee directors pursuant to our 1995 combined incentive and nonqualified stock option plan. In May 1996, the board of directors granted each of Albert A. James, Agatha L. Maza, John W. Titcomb, Jr. and Oscar C. Sandberg a ten-year option to purchase 45,000 shares of our common stock at an exercise price of $0.50 per share, which is fully vested, and, on March 31, 1998, granted each of those directors an additional ten-year option to purchase 45,000 shares of our common stock at an exercise price of $1.00 per share, which is fully vested. On May 12, 1998, the board of directors granted Dr. William T. Weyerhaeuser a ten-year option to purchase 45,000 shares of our common stock at an exercise price of $2.00 per share, which is fully vested. On February 18, 1999, the board of directors granted Mr. Jon E. M. Jacoby a ten-year option to purchase 45,000 shares of our common stock at an exercise price of $4.00 per share, which is fully vested. In August 2000, the board of directors granted each non-employee director a ten-year option to purchase 30,000 shares of our common stock at an exercise price of $14.00 per share, with each option to vest annually in equal installments on the first, second and third anniversaries of the date of grant.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

       Our compensation committee currently consists of Messrs. James and Titcomb, Ms. Maza and Dr. Weyerhaeuser. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or its compensation committee.

       At various times since December 31, 1996, members of our compensation committee or their affiliates have purchased our securities, as follows:

                                                                        PREFERRED STOCK
    COMMITTEE MEMBER         COMMON STOCK            SERIES D              SERIES E              SERIES F
    ----------------       ----------------    --------------------    -----------------    -------------------
Albert A. James..........  10,008 shares(1)    25,000 shares at        1,500 shares at      1,251.5 shares at
                                               $2.00 per share         $50.00 per share     $120.00 per share

Agatha L. Maza...........  17,340 shares(1)    125,000 shares at       1,000 shares at      2,167.5 shares at
                                               $2.00 per share         $50.00 per share     $120.00 per share

John W. Titcomb, Jr......                --    25,000 shares at        1,000 shares at      --
                                               $2.00 per share         $50.00 per share
Dr. William T.
  Weyerhaeuser...........  22,548 shares(1)    50,000 shares at        10,000 shares at     2,818.5 shares at
                                               $2.00 per share         $50.00 per share     $120.00 per share

------------
(1) In November 1999, we conducted a private equity offering in which we issued 12 shares of common stock in exchange for warrants to purchase common stock and cash as follows:

     - one warrant to purchase four shares of common stock at an exercise price of $5.00 per share;

     - one warrant to purchase four shares of common stock at an exercise price of $7.00 per share;

     - one warrant to purchase four shares of common stock at an exercise price of $9.00 per share; and

     -  $76.00 cash.


       In August 2000, we established an unsecured, multiple-advance, committed credit facility with the WBW Trust Number One, of which Dr. Weyerhaeuser is trustee. Under the terms of the facility, we may request at any time on or before December 31, 2000 that the WBW Trust make advances to us during the term of the facility of an aggregate maximum of up to $5 million. Amounts borrowed under the facility will bear interest at the prime rate, as determined by reference to the Wall Street Journal, plus 2%, payable on the first day of each month. All outstanding principal and accrued interest will be due on the earlier of (a) December 21, 2001 or (b) the date that we receive any cash proceeds from the issuance of any equity securities after the date the facility was established. Amounts repaid under the facility may not be reborrowed. In connection with the establishment of this facility, we paid a loan commitment fee to WBW Trust of $100,000. In addition, we issued a warrant to WBW Trust to purchase a number of shares of our common stock equal to 20% of its maximum loan commitment divided by the public offering price of the shares we sell in this offering. The warrant may be exercised at any time after the 180(th) day after the effective date of our registration statement relating to this offering, at an exercise price per share equal to the public offering price of the shares we sell in this offering. The warrant expires in August 2005.


EXECUTIVE COMPENSATION

       The following table sets forth information concerning the compensation received for services rendered to us in all capacities by our Chief Executive Officer and President and our other two executive officers whose total salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1999. We refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                COMPENSATION AWARDS
                                                     ANNUAL COMPENSATION      -----------------------
                                                  -------------------------    NUMBER OF SECURITIES
                      NAME                        YEAR    SALARY     BONUS      UNDERLYING OPTIONS
------------------------------------------------  ----   --------   -------   -----------------------
Jerry L. Butler.................................  1999   $175,000   $52,500               --
Bradley S. Powell...............................  1999   $135,000   $40,500               --
Zhongmin Wei....................................  1999   $133,750   $42,000           50,000

                       OPTION GRANTS IN LAST FISCAL YEAR

       The following table sets forth information regarding stock options we granted to our named executive officers during fiscal 1999.

                                                                                          POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                 ------------------------------------------------------      ANNUAL RATES OF
                                 NUMBER OF     PERCENT OF                                      STOCK PRICE
                                 SECURITIES   TOTAL OPTIONS                                   APPRECIATION
                                 UNDERLYING    GRANTED TO                                    FOR OPTION TERM
                                  OPTIONS     EMPLOYEES IN      EXERCISE     EXPIRATION   ---------------------
             NAME                 GRANTED      FISCAL YEAR    PRICE ($/SH)      DATE         5%          10%
-------------------------------  ----------   -------------   ------------   ----------   ---------   ---------
Zhongmin Wei...................    50,000         15.5%          $4.00        6/17/09     $125,779    $318,743

       The figures above represent options granted under our 1995 combined incentive and nonqualified stock option plan. We granted options to purchase 321,700 shares of our common stock in 1999. All options were granted at an exercise price equal to the fair market value of the common stock on the date of grant as determined by our board of directors. The options granted to our employees, including the options set forth in the table above, typically vest annually in approximately equal installments on the third, fourth and fifth anniversaries of the date of grant. Options granted to the person listed above expire ten years from the grant date.

       The potential realizable value represents amounts, net of exercise price before taxes, which may be realized upon exercise of the option immediately prior to the expiration of the term assuming stock price appreciation of 5% and 10% over the option term. The 5% and 10% values are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth in the table.

                       FISCAL 1999 YEAR-END OPTION VALUES


       No options were exercised by named executive officers during fiscal 1999. The following table sets forth information regarding unexercised stock options held by named executive officers as of December 31, 1999. The value of unexercised in-the-money options at December 31, 1999 represents an amount equal to the difference between an assumed initial public offering price of $13.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.



                                      NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                             DECEMBER 31, 1999                    DECEMBER 31, 1999
                                      --------------------------------      ------------------------------
                NAME                  EXERCISABLE       UNEXERCISABLE       EXERCISABLE      UNEXERCISABLE
------------------------------------  ------------      --------------      -----------      -------------
Jerry L. Butler.....................    187,500             62,500          $2,250,000        $  750,000
Bradley S. Powell...................         --             75,000                  --        $  750,000
Zhongmin Wei........................     16,666            183,334          $  208,325        $2,016,675



EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS



     Employment Agreements



       In August 2000, we entered into employment agreements with Mr. Butler and Dr. Wei. Pursuant to the agreements, we agreed to pay each executive a base salary to be determined from time to time by our board of directors. In addition, the agreements provide that each executive may be entitled to receive an annual bonus in an amount to be determined by our board of directors.



       Under the agreements, each executive is subject to noncompetition and noninterference provisions during his employment and for 18 months following termination of his employment, to a customary inventions assignment provision during his employment and for three years after termination, and to a customary confidentiality provision at all times during and after his employment. In consideration for the noncompetition covenants, we will pay each executive his then applicable annual base salary, and will reimburse Dr. Wei for health care benefits for himself and his dependents, during the noncompetition period so long as the executive complies with his noncompetition, noninterference, inventions assignment and confidentiality obligations.



       In addition to payments made in connection with his noncompetition covenant, if we terminate Mr. Butler's employment other than for cause, as defined in the agreement, he will be entitled to any unpaid annual base salary, accrued vacation and deferred compensation. If we terminate Dr. Wei's employment for any reason, all of his unvested options will accelerate and become fully vested and exercisable, and he will be entitled to any unpaid annual base salary, accrued vacation and deferred compensation in addition to any payments made pursuant to his noncompetition provision. These employment agreements are each effective for a term of three years, unless earlier terminated in accordance with their terms.



     Change of Control Agreements



       In August 2000, we entered into change of control agreements with Messrs. Butler and Powell and Dr. Wei. Upon a change of control, the agreements provide that we would continue to employ the executives, and the executives would remain in our employ, for a period of two years following the change of control. During that time, the agreements provide that each executive's position, authority, duties and responsibilities would be substantially the same as they were during the 90-day period prior to the change of control, and that his annual base salary would be at least equal to his annual base salary established by our board of directors prior to the change of control.



       If, during the two-year period, the executive's employment is terminated by us other than for cause, as defined in the agreements, or by the executive for good reason, as defined in the agreements, he would be entitled to receive:



       - his annual base salary, and pro rata annual bonus, through the date of termination, and any deferred compensation; and



       - a severance payment equal to twice the sum of his annual base salary and the average of his past three annual bonuses.

       In addition, his unvested options granted under our 1995 combined incentive and nonqualified stock option plan would accelerate and become fully vested and exercisable. If the executive's employment is terminated by us for cause or by the executive without good reason, he will receive only the amount of his annual base salary or other deferred compensation then due.



       Mr. Powell's and Dr. Wei's change of control agreements provide that each is subject to noncompetition and noninterference provisions during employment and for 18 months thereafter, to a customary inventions assignment provision during employment and for three years thereafter, and to a customary confidentiality provision at all times during and after employment.


COMPENSATION PLANS

     2000 Stock Incentive Plan

       Our board of directors has adopted our 2000 stock incentive plan. The purpose of this plan is to enhance long-term shareholder value by offering opportunities to selected persons to participate in our growth and success, to encourage them to remain in the service of EDEN and to acquire and maintain ownership in our company. Upon completion of this offering, the 2000 incentive plan will replace our 1995 combined incentive and nonqualified stock option plan for purposes of all future stock incentive awards. The board of directors may suspend or terminate the 2000 stock incentive plan at any time. The plan will expire on July 6, 2010, unless terminated earlier pursuant to its terms.

       The 2000 stock incentive plan provides for awards of stock options, shares of common stock or units denominated in common stock, all of which may be subject to restrictions. The board of directors has reserved a total of 1,500,000 shares of common stock under the plan, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2002, equal to the least of (1) 1,500,000 shares; (2) 5% of the outstanding shares of common stock as of the end of our immediately preceding fiscal year on a fully diluted basis; and (3) a lesser amount as may be determined by the board of directors. Any shares from increases in previous years that are not actually issued will be added to the aggregate number of shares available for future issuance. As of the effective date of this offering, shares that have been reserved but not yet subject to granted options under our 1995 combined incentive and nonqualified stock option plan will be added to the shares available under the 2000 stock incentive plan, as will shares subject to outstanding options under the 1995 combined incentive and nonqualified stock option plan that expire or are otherwise cancelled without being exercised, up to an aggregate maximum of 2,824,834 shares.

       Stock Option Grants. The board of directors or a committee appointed by the board of directors will serve as the plan administrator of the 2000 stock incentive plan. The plan administrator will have the authority to select individuals to receive options under the 2000 stock incentive plan and to specify the terms and conditions of each option granted, including the type of option granted (incentive or nonqualified), the exercise price (which, for incentive stock options, must be at least equal to the fair market value of the common stock on the date of grant) and the vesting provisions. For purposes of the 2000 stock incentive plan, fair market value means the closing sales price as reported on the Nasdaq National Market on the date of grant or, if no reported price exists for that date, the closing sales price on the last preceding date on which a price exists. Unless the plan administrator decides otherwise, and to the extent required for incentive stock options by the Internal Revenue Code of 1986, as amended, an option granted under the 2000 stock incentive plan will expire ten years from the date of grant, subject to earlier termination if an optionee terminates employment or services with EDEN.

       Stock Awards. The plan administrator is authorized under the 2000 stock incentive plan to award shares of common stock or awards denominated in units of common stock on such terms and conditions and subject to restrictions established by the plan administrator in its sole discretion. The terms, conditions and restrictions may be based on the manner in which shares subject to stock awards must be held while restricted and the circumstances under which stock awards will be forfeited or repurchased by EDEN if a holder's service with us is terminated. Holders of restricted stock are shareholders of EDEN and have, subject to certain restrictions, all the rights of shareholders with respect to their shares.

       Adjustments. The plan administrator will make proportional adjustments to the number of shares issuable under the 2000 stock incentive plan and to outstanding awards in the event of stock splits or other capital adjustments.

       Corporate Transactions. In the event of certain corporate transactions, such as a merger or sale of all or substantially all the assets of EDEN, each outstanding award will be assumed or replaced with a comparable award by EDEN's successor corporation or parent thereof. If the successor will not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock awards also will lapse. If awards are assumed or replaced in a corporate transaction, such awards will become fully vested and exercisable (and any forfeiture or repurchase rights applicable to restricted stock awards will lapse) if a holder's services are terminated in contemplation of the corporate transaction or within three years of the corporate transaction, unless services are terminated for cause or the holder terminates services without good reason.

     2000 Employee Stock Purchase Plan

       Our board of directors has adopted our 2000 employee stock purchase plan. We will implement the 2000 employee stock purchase plan upon the effectiveness of this offering to encourage employees to remain employed by EDEN or its subsidiaries. We intend for this plan to qualify under Section 423 of the Internal Revenue Code. The plan will be administered by our board of directors, a committee of the board of directors or an executive officer appointed to administer the plan.

       This plan permits eligible employees of EDEN to purchase common stock through payroll deductions of up to 15% of their annual compensation. Under this plan, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In addition, no more than an aggregate of 125,000 shares can be purchased in any six-month purchase period. Further, no employee may purchase more than 1,000 shares in any six-month purchase period.

       We will implement the 2000 employee stock purchase plan with twenty-four month offering periods, each of which will consist of four six-month purchase periods, with purchases being made on the last day of each such period, except that the first offering period will begin on the effective date of this offering and end on October 31, 2002. Subsequent offering periods will begin on each May 1 and November 1. The plan administrator may establish different offering and purchase periods in the future.

       The price of the common stock purchased under this plan will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of a purchase period, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price of the common stock and 85% of the fair market value on the last day of the purchase period. Under the circumstances specified in the plan, the plan administrator may change the purchase date during an offering period and terminate the plan at the end of any purchase period to avoid incurring adverse accounting charges. This plan will terminate ten years after the date of adoption by our board of directors, but the board of directors may terminate it at any time.

       Generally, employees will be eligible to participate in the plan if they are employed customarily by EDEN or a domestic subsidiary for more than 20 hours per week, and are not (and would not become as a result of being granted an option under the plan) 5% shareholders of EDEN. Options granted under the plan are not transferable and are only exercisable during the employee's lifetime.

       The board of directors authorized the issuance under this plan of a total of 500,000 shares of common stock, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2002, equal to the least of (1) 250,000 shares; (2) 1% of the outstanding shares of common stock as of the end of our immediately preceding fiscal year on a fully diluted basis; and
(3) a lesser amount determined by our board of directors. Any shares from increases in previous years that are not actually issued will be added to the aggregate number of shares available for issuance in future periods.

       In the event of a merger, consolidation or acquisition by another corporation of all or substantially all of our assets, each outstanding option to purchase shares under the 2000 employee stock purchase plan will be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction. Similarly, in the event of a proposed liquidation or dissolution of EDEN, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the proposed liquidation or dissolution.

     1995 Combined Incentive and Nonqualified Stock Option Plan


       Our board of directors and shareholders approved our 1995 combined incentive and nonqualified stock option compensation plan in 1995. The 1995 plan provides for grants of incentive stock options and nonqualified stock options to selected individuals. We will not grant additional options under our 1995 plan after the effectiveness of this offering. As of August 16, 2000, options to purchase 2,470,000 shares of our common stock were outstanding under the 1995 plan at exercise prices ranging from $0.40 to $14.00 per share, and 324,334 shares remained available for grant. Our board of directors has authorized, subject to shareholder approval, an additional 1,000,000 shares of common stock for issuance pursuant to our 1995 plan.


       Corporate Transactions. In a stock-for-stock transaction involving a merger, consolidation, acquisition of property or stock or a reorganization, the board of directors and a successor company may determine that all outstanding options will be converted into options to purchase shares of the other corporation. If options are not assumed in a transaction, outstanding options will become fully vested and exercisable and terminate upon the effectiveness of the transaction. If options are converted into options to purchase stock of a successor company, such options will become fully vested and exercisable if an individual's services are terminated in contemplation of a transaction or within three years of such transaction, unless services are terminated for cause or the individual terminates services without good reason.

     401(k) Plan

       We maintain a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit. The 401(k) plan permits (but does not require) us to make matching and other contributions to the plan. We have not made any such contributions to date and currently have no plans to do so. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan and income earned on plan contributions are not taxable until withdrawn from the plan and so that our contributions can be deducted by us when made. The 401(k) plan is available to our executive officers on terms that are not more favorable than those offered to other employees of EDEN. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in a number of investment options.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

       Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to EDEN or its shareholders for monetary damages resulting from his or her conduct as a director of EDEN, except liability for:

       - acts or omissions involving intentional misconduct or knowing violations of law;

       -  unlawful distributions; or

       - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

       Our articles of incorporation also provide that we will indemnify any individual made a party to a proceeding because that individual is or was a director of EDEN and that we will advance or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding to the full extent permitted by applicable law. Any repeal of or modification to our articles of incorporation may not adversely affect any right of a director of EDEN who is or was a director at the time of that repeal or modification.

       Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and agents to the full extent permitted by law. In addition, we have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that arise because of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also maintain a liability insurance policy, pursuant to which our directors and officers may be indemnified against liability they may incur as a result of their service as directors and officers of EDEN.

       To the extent the provisions of our articles of incorporation, bylaws and indemnification agreements provide for indemnification of directors for liabilities arising under the Securities Act, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and are therefore unenforceable.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


       From January 1997 through July 2000 we have issued and sold in private placement transactions shares of our common stock, preferred stock and warrants for the purchase of our common stock to our executive officers, directors, and/or greater than 5% shareholders as described below and as set forth in the table that follows such description.


       In May and June 1997, we issued and sold 2,664,185 shares of Series D Convertible Preferred Stock at a purchase price of $2.00 per share. Our Series D Convertible Preferred Stock converts into common stock at a ratio of one share of common stock per share of preferred stock.

       In August and September 1998, we issued and sold 130,488 shares of Series E Convertible Preferred Stock at a purchase price of $50.00 per share. Our Series E Convertible Preferred Stock converts into common stock at a ratio of
11.11 shares of common stock per share of preferred stock.

       From December 1998 to January 1999 we issued and sold 79,082 shares of Series F Convertible Preferred Stock and Common Stock Purchase Warrant Units at a purchase price of $120.00 per unit plus a put obligation. One unit consisted of:

       -  one share of Series F Convertible Preferred Stock;

       - one warrant to purchase four shares of common stock with an exercise price of $5.00 per share;

       - one warrant to purchase four shares of common stock with an exercise price of $7.00 per share; and

       - one warrant to purchase four shares of common stock with an exercise price of $9.00 per share.

       Our Series F Convertible Preferred Stock converts into common stock at a ratio of 24 shares of common stock per share of preferred stock.

       According to the terms of the warrants, the exercise price of the $7.00 warrant increased to $7.50, and the exercise price of the $9.00 warrant increased to $10.00, on the date we received notice from the EPA of its approval of our Messenger product registration application and request for exemption from tolerance. The consideration for each unit consisted of:

       -  $120.00 per unit; and

       - an obligation under a put option agreement, to purchase at a price of $120.00 per share, if required by us, up to an additional number of Series F Convertible Preferred Stock equal to 50% of those shares originally purchased by the investor as part of the unit.

       In November 1999, we exercised the put option described above and issued and sold 39,541 shares of Series F Convertible Preferred Stock at a purchase price of $120.00 per share.

       In November 1999, we completed a warrant exchange in which we issued an aggregate of 831,882 shares of our common stock. Twelve shares of common stock were issued in exchange for:

       - one warrant to purchase four shares with an exercise price of $5.00 per share;

       - one warrant to purchase four shares with an exercise price of $7.00 per share;

       - one warrant to purchase four shares with an exercise price of $9.00 per share; and

       -  $76.00 cash.

       Listed below for our directors, officers and holders of 5% or more of our common stock are the securities they purchased in the above financings, taking into account our exercise of the put option and the warrant exchange.

                      NAME                        COMMON STOCK    SERIES D    SERIES E    SERIES F
------------------------------------------------  ------------    --------    --------    --------
Jerry L. Butler.................................         --           500          40           --
  Chief Executive Officer, President and
  Director
Bradley S. Powell...............................      1,500            --          --        187.5
  Chief Financial Officer, Vice President of
  Finance and Secretary
Albert A. James(1)..............................     10,008        25,000       1,500      1,251.0
  Director
John W. Titcomb, Jr.............................         --        25,000       1,000           --
  Director
Agatha L. Maza(2)...............................     17,340       125,000       1,000      2,167.5
  Director
Oscar C. Sandberg(3)............................     24,000        50,000       5,000      3,000.0
  Director
William T. Weyerhaeuser(4)......................     22,548        50,000      10,000      2,818.5
  Director
Stephens Group, Inc.(5).........................    600,000            --          --     75,000.0

------------
(1) Consists of shares held by the Albert A. James Living Trust (UTA 1/16/89), of which Mr. James acts as trustee, and the Albert A. James Family Partnership, of which Mr. James is a co-general partner.

(2) Includes shares held by the Agatha L. Maza Profit Sharing Plan, of which Ms. Maza acts as trustee, the Agatha L. Maza IRA, owned by Ms. Maza and for which Prudential Securities is custodian, and the Maza Family L.L.C., of which Ms. Maza is a co-managing member.

(3) Consists of shares held by the Sandberg Family Living Trust, of which Mr. Sandberg acts as trustee.

(4) Includes shares held by WBW Trust Number One, of which Dr. Weyerhaeuser acts as trustee.

(5) Consists of shares held by Stephens-EBC, LLC. Jon E. M. Jacoby, a director of EDEN, is a director and an executive vice president of Stephens Group, Inc., which is the managing member of Stephens-EBC, LLC.


       In August 2000, we established unsecured, multiple-advance, committed credit facilities with Stephens Group, Inc., an entity that beneficially owns more that 5% of our equity securities, and the WBW Trust Number One, of which one of our directors, William T. Weyerhaeuser, is trustee. Jon E. M. Jacoby, a director of EDEN, is a director and an executive vice president of Stephens Group, Inc. Under the terms of the facilities, we may request at any time that on before December 31, 2000 that Stephens Group make advances to us during the term of the facility of up to an aggregate maximum of $10 million and that the WBW Trust make advances to us during the term of the facility of up to an aggregate maximum of $5 million. Amounts borrowed under the facilities will bear interest at the prime rate, as determined by reference to the Wall Street Journal, plus 2%, payable on the first day of each month. All outstanding principal and accrued interest will be due on the earlier of (a) December 31, 2001 or (b) the date that we receive any cash proceeds from the issuance of any equity securities after the date the facilities were established. Amounts repaid under the facilities may not be reborrowed.



       Also in connection with the establishment of the credit facilities, we issued warrants to each of Stephens Group and WBW Trust to purchase a number of shares of our common stock equal to 20% of their maximum loan commitments divided by the public offering price of the shares we sell in this offering. The warrants may be exercised at any time after the 180th day after the effective date of our registration statement relating to this offering, at an exercise price per share equal to the public offering price of the shares we sell in this offering. The warrants expire in August 2005.

                             PRINCIPAL SHAREHOLDERS


       The following table sets forth information regarding beneficial ownership of our common stock as of August 16, 2000 by:


       - each person or group known by us to own beneficially more than 5% of our common stock;

       -  each of our directors;

       -  each of our named executive officers; and

       -  our current directors and executive officers as a group.


       As of August 16, 2000, assuming conversion of all outstanding shares of preferred stock into common stock, there were 16,932,707 shares of common stock outstanding and 241 EDEN shareholders. Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after August 16, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names, subject to community property laws where applicable. Unless otherwise indicated, the address of each person listed below is c/o EDEN Bioscience Corporation, 11816 North Creek Parkway North, Bothell, Washington 98011-8205.



                                                                               PERCENTAGE OF
                                                                            SHARES BENEFICIALLY
                                                             NUMBER OF             OWNED
                                                               SHARES       --------------------
                                                            BENEFICIALLY     BEFORE      AFTER
                     BENEFICIAL OWNER                          OWNED        OFFERING    OFFERING
----------------------------------------------------------  ------------    --------    --------
5% SHAREHOLDERS:
Britannia Holdings Limited(1).............................   2,650,000        15.5%       11.6%
     Suites 3 and 4
     Pollet House
     Le Pollet, Guernsey GY14LA
Stephens Group, Inc.(2)...................................   2,400,000        14.2        10.6
     111 Center Street
     Suite 2500
     Little Rock, AR 72201
Fred D. McElroy(3)........................................   1,596,250         9.4         7.0
     P.O. Box 43
     Hansville, WA 98340

DIRECTORS AND EXECUTIVE OFFICERS:
Jerry L. Butler(4)........................................     938,444         5.5         4.1
Oscar C. Sandberg(5)......................................     761,556         4.5         3.4
Albert A. James(6)........................................     551,699         3.3         2.4
John W. Titcomb, Jr.(7)...................................     296,111         1.7         1.3
Agatha L. Maza(8).........................................     595,471         3.5         2.6
William T. Weyerhaeuser(9)................................     471,303         2.8         2.1
Jon E. M. Jacoby(10)......................................      45,000           *           *
Zhongmin Wei(11)..........................................      33,333           *           *
Bradley S. Powell.........................................       6,000           *           *
All directors and executive officers as a group (9
  persons)(12)............................................   3,698,917        21.5        16.1

------------
  *  Less than 1%.


 (1) Includes 200,000 shares subject to a warrant that is exercisable within 60 days of August 16, 2000. The Duvall Trust is the sole shareholder of Britannia Holdings Limited. The Elfin Trust Company Limited, a Guernsey corporation, is the trustee of the Duvall Trust. Mr. Peter Howe is the managing director for the Elfin Trust Company Limited.



 (2) Consists of shares held by Stephens-EBC, LLC, of which Stephens Group, Inc. is the sole managing member. Jon E. M. Jacoby, a director of EDEN, is a director and an executive vice president of Stephens Group, Inc. Stephens-EBC, LLC has contributed certain of its shares to a voting trust pursuant to which the trustee of the trust, an individual not affiliated with Stephens Group, Inc., has sole voting power. The trustee is required to vote such shares "for" or "against" proposals submitted to our shareholders in the same proportion as the votes cast "for" or "against" such proposals by all other shareholders, excluding abstentions. The voting trust agreement also imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement expires in 2010 or such earlier time as Stephens Inc. ceases to be a market maker of our common stock. Stephens-EBC, LLC also holds 700,000 shares, representing 4.1% of our outstanding shares (or 3.1% after this offering) that it has not contributed to the voting trust. Stephens Group, Inc. is the parent company of Stephens Inc., an underwriter in this offering.


 (3) Includes 156,250 shares held by Mr. McElroy's spouse, Marilyn R. McElroy.


 (4) Includes 187,500 shares subject to options that are exercisable within 60 days of August 16, 2000.



 (5) Includes 601,556 shares held by the Sandberg Family Living Trust, of which Mr. Sandberg is trustee, 70,000 shares held by the O.C. Sandberg Family Limited Partnership, of which Mr. Sandberg is the general partner.



 (6) Includes 115,556 shares held by the Albert A. James Family Partnership and 421,143 shares held by the Albert A. James Living Trust (UTA 1/16/89), of which Mr. James is trustee.



 (7) Includes 62,500 shares held by John W. Titcomb, Jr., as custodian for the benefit of his minor children. Mr. Titcomb disclaims beneficial ownership of all such shares.



 (8) Includes 45,000 shares subject to options that are exercisable within 60 days of August 16, 2000, 151,191 shares held by Prudential Securities as custodian for the Agatha L. Maza IRA and 135,080 shares held by the Maza Family LLC, of which Ms. Maza is a co-manager. Ms. Maza disclaims beneficial ownership except to the extent of her pecuniary interest in shares held by the Maza Family LLC.



 (9) Includes 201,303 shares held by the WBW Trust Number One, of which Dr. Weyerhaeuser is trustee.



(10) Does not include 2,400,000 shares beneficially owned by Stephens Group, Inc., of which Jon E. M. Jacoby is a director and an executive vice president.



(11) Includes 33,333 shares subject to options that are exercisable within 60 days of August 16, 2000.



(12) Includes 265,833 shares subject to options that are exercisable within 60 days of August 16, 2000.

                          DESCRIPTION OF CAPITAL STOCK

       The following summary description of our capital stock is qualified in its entirety by reference to our articles of incorporation and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Our authorized capital stock consists of 30,000,000 shares of common stock, $0.0025 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

COMMON STOCK


       As of August 16, 2000 (assuming the conversion of all classes of then outstanding preferred stock into common stock), there were 16,932,707 shares of our common stock outstanding and held of record by 241 shareholders. There will be 22,732,707 shares of our common stock outstanding after giving effect to the sale of our common stock offered to the public hereby (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants after August 16, 2000). The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of EDEN, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of our preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock to be issued upon completion of this offering will be fully paid and nonassessable.


PREFERRED STOCK

       Upon the effectiveness of our registration statement, all outstanding shares of our preferred stock will be converted into common stock. Our Series A through Series D Convertible Preferred Stock converts into common stock at a ratio of one share of common stock per share of preferred stock. Our Series E Convertible Preferred Stock converts into common stock at a ratio of 11.11 shares of common stock per share of preferred stock. Our Series F Convertible Preferred Stock converts into common stock at a ratio of 24 shares of common stock per share of preferred stock. Thereafter, pursuant to our articles of incorporation, our board of directors will have the authority to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the powers, designations, preferences, limitations and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by our shareholders. The preferred stock may be issued from time to time in one or more series as may be determined from time to time by our board of directors and stated in the resolutions providing for the issuance of these shares. Our board of directors shall have the authority to fix and determine and to amend the relative rights of the shares of any series that is not yet issued. The issuance of our preferred stock could have one or more of the following effects:

       - restrict common stock dividends if preferred stock dividends have not been paid;

       - dilute the voting power and equity interest of holders of our common stock to the extent that any series of our preferred stock has voting rights or is convertible into common stock; or

       - prevent current holders of our common stock from receiving assets upon liquidation until any liquidation preferences granted to holders of our preferred stock are satisfied.

       In addition, the issuance of our preferred stock may, upon certain circumstances, have the effect of discouraging a change in control of EDEN by, for example, granting voting rights to holders of our preferred stock that require approval by the separate vote of the holders of our preferred stock for any amendment to our articles of incorporation or any reorganization, consolidation or merger (or other similar transaction involving us). As a result, the issuance of our preferred stock may discourage bids for our common stock at a premium over the market price therefor and could have a material adverse effect on the market value of our common stock. Our board of directors does not presently intend to issue any shares of preferred stock.

WARRANTS TO PURCHASE COMMON STOCK


       As of August 16, 2000, we had outstanding warrants to purchase shares of our common stock, as follows:



       - 19,500 shares at an exercise price of $1.00 per share, expiring on January 31, 2001;


       - 200,000 shares at an exercise price of $1.00 per share, expiring on March 20, 2001;

       - 9,234 shares at an exercise price of $1.00 per share, expiring on September 30, 2001;


       - 66,555 shares at an exercise price of $2.00 per share, expiring on June 14, 2002;



       - 36,664 shares at an exercise price of $5.00 per share, expiring on November 23, 2003; and



       - 230,769 shares, assuming an initial public offering price of $13.00 per share, at an exercise price equal to the public offering price of shares sold in this offering, expiring on August 16, 2005.


ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS IN ARTICLES OF INCORPORATION

     Issuance of preferred stock

       Our board of directors, without shareholder approval, will have the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of EDEN or make removal of management more difficult.

     Election and removal of directors

       Upon the closing of this offering and effective at the first annual meeting of shareholders following this offering, our articles of incorporation will provide for the division of our board of directors into three classes, as nearly as equal in number as possible. At the first election of our directors to the classified board, each class 1 director will be elected to serve until the next following annual meeting of shareholders, each class 2 director will be elected to serve until the second following annual meeting of shareholders and each class 3 director will be elected to serve until the third following annual meeting of shareholders. At each annual meeting of shareholders following the meeting at which the board would be initially classified, the successors to directors whose terms are expiring will be elected to serve until the third annual meeting of shareholders following their election. Directors serve until their successors are elected and qualified or until their death, resignation or removal from office. Our directors can be removed from office only for cause and only by a two-thirds vote of the shareholders. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of EDEN and may maintain the incumbency of the board of directors.

     Shareholder meetings

       Upon the closing of this offering, our articles of incorporation and bylaws will provide that our shareholders may call a special meeting only upon the written request of holders of at least 25% of the outstanding shares delivered to us at least 20 days prior to the date of the meeting. Additionally, the board of directors, the chairman of the board and the president may call special meetings of shareholders. Also upon the closing of this offering, our articles of incorporation and bylaws will provide that changes to certain provisions of our articles of incorporation, including those regarding amendment of certain provisions of our bylaws or articles of incorporation, classified board of directors and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

     Requirements for advance notification of shareholder nominations and proposals

       Upon the closing of this offering, our bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

WASHINGTON LAW

       Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an "Acquiring Person") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things:

       - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the Acquiring Person;

       - termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares; or

       - allowing the Acquiring Person to receive any disproportionate benefit as a shareholder.

       After the five-year period, a "significant business transaction" may take place as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of EDEN.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       Application has been made for quotation of the shares on the Nasdaq National Market under the symbol "EDEN."

                        SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.


       Upon completion of this offering, we will have 22,732,707 shares of common stock outstanding, assuming no exercise of options or warrants after August 16, 2000 and assuming the conversion of all shares of outstanding preferred stock into common stock, based on shares outstanding as of August 16, 2000. Of these shares, the 5,800,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction or registration under the Securities Act, except for shares purchased by any of our existing "affiliates," which generally include officers, directors or 10% shareholders, as that term is defined in Rule 144 under the Securities Act. The remaining 16,932,707 shares of common stock outstanding upon completion of this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.



       Including our directors and officers, holders of a total of approximately 16,276,568 shares of common stock, including shares issuable upon automatic conversion of the outstanding preferred stock, have entered into lock-up agreements generally providing that they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus. We have entered into a similar agreement with Merrill Lynch. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Merrill Lynch. Taking into account the lock-up agreements, and assuming Merrill Lynch does not release the parties from these agreements, the following shares will be eligible for sale in the public market at the following times:



       - Beginning on the effective date of this offering, 572,131 shares will be immediately available for sale in the public market;



       - Beginning 90 days after the date of this prospectus, approximately 72,857 shares will be eligible for sale pursuant to Rules 144 and 701;



       - Beginning 180 days after the date of this prospectus, the expiration date of the lock-up agreements, approximately 14,896,814 shares will be eligible for sale pursuant to Rules 144, 144(k) and 701;



       - An additional 859,655 shares will become eligible for sale pursuant to Rule 144 during the period beginning 180 days after the date of this prospectus through August 2001, upon the expiration of various one year holding periods. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to the volume restrictions described below; and



       - An additional 531,250 shares will become eligible for sale pursuant to Rule 144 upon the expiration of one year holding periods that will not commence until certain notes received by us in exchange for the shares are paid in full.


       Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of our then outstanding shares of common stock, approximately 227,327 shares immediately after this offering, or (2) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.


       Rule 701. Beginning 90 days after the effective date of this prospectus, subject to contractual restrictions, any of our employees, consultants or advisors who purchased shares from us prior to the closing of this offering pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation, or notice provisions of Rule 144.


       Stock Plan. As of December 31, 1999, options to purchase 1,480,200 shares of common stock pursuant to our 1995 combined incentive and nonqualified stock option plan were outstanding, of which 431,831 shares were exercisable, and there were no options to purchase shares of common stock outside of our 1995 combined incentive and nonqualified stock option plan. After December 31, 1999 and as of August 16, 2000, we granted options to purchase an additional 1,303,950 shares under our 1995 combined incentive and nonqualified stock option plan. As of August 16, 2000, there are 324,334 option shares remaining available for grant under our 1995 combined incentive and nonqualified stock option plan. In addition we have reserved 1,500,000 shares of common stock for future issuance under our 2000 stock incentive plan and 500,000 shares of common stock for future issuance under our 2000 employee stock purchase plan. No shares have been issued to date under our 2000 stock incentive plan or 2000 employee stock purchase plan.


       After the closing of this offering, we intend to file registration statements under the Securities Act to register shares to be issued pursuant to our stock plans. Such registration statements are expected to become effective immediately upon filing, and shares covered by such registration statements will then become eligible for sale in the public market. As a result, shares issued pursuant to our 1995 combined incentive and nonqualified stock option plan, our 2000 stock incentive plan and our 2000 employee stock purchase plan, after the effectiveness of such registration statements, also will be freely transferable in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up agreements.


       Lock-up Agreements. All of our officers and directors and holders of approximately 96% of our stock have signed lock-up agreements. Under these agreements, they have agreed, among other things, not to transfer or dispose of any shares of our common stock, or securities convertible into shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Merrill Lynch. This consent may be given at any time without public notice.

                                  UNDERWRITING


       Merrill Lynch, Pierce, Fenner & Smith Incorporated, Stephens Inc. and George K. Baum & Company are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the number of shares listed opposite their names below.



                                                               NUMBER
                                                              OF SHARES
                      U.S. UNDERWRITER                        ---------
Merrill Lynch, Pierce, Fenner & Smith.......................
             Incorporated...................................
Stephens Inc................................................
George K. Baum & Company....................................
                                                              ---------
             Total..........................................  5,800,000
                                                              =========


       Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold under the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriter may be increased or the purchase agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus and to dealers at
that price less a concession not in excess of $     per share. The underwriters
may allow, and the dealers may reallow, a discount not in excess of $     per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                                            ---------   --------------   -----------
Public offering price.....................................    $          $               $
Underwriting discount.....................................    $          $               $
Proceeds, before expenses, to EDEN........................    $          $               $


       The expenses of this offering, not including the underwriting discount, are estimated at $1,083,000 and are payable by us.


OVER-ALLOTMENT OPTION


       We have granted an option to the underwriters to purchase up to 870,000 additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES


       At our request, the underwriters have reserved for sale, at the initial public offering price, up to 580,000 shares of our common stock offered hereby to be sold as part of the underwritten offering to certain individuals and entities designated by us. We have reserved shares for certain of our employees and their families and friends and certain individuals and entities with which we have a business relationship. If these individuals and entities purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES

       We, our executive officers and directors, and certain existing shareholders have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

       -  offer, pledge, sell or contract to sell any common stock;

       -  sell any option or contract to purchase any common stock;

       -  purchase any option or contract to sell any common stock;

       -  grant any option, right or warrant for the sale of any common stock;

       -  lend or otherwise dispose of or transfer any common stock;

       - request or demand that we file a registration statement related to any common stock; or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lock-up provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. Subject to certain exceptions, it also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

       Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Merrill Lynch. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

       - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

       -  our financial information;

       - the history of, and the prospects for, our company and the industry in which we compete;

       - an assessment of our management, its past and our present operations, and the prospects for, and timing of, our future revenues;

       -  the present state of our development; and

       - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

       An active trading market for the shares of our common stock may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

       The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       Application has been made for quotation of the shares on the Nasdaq National Market under the symbol "EDEN."


PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS


       Until the distribution of the shares of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.


       In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option.



       Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.



       Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.


       The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC DISTRIBUTION



       Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.


OTHER RELATIONSHIPS

       Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.


       As previously discussed, Stephens-EBC, LLC, an affiliate of Stephens Inc., owns 2.4 million shares, or 14.2% of the issued and outstanding shares of our common stock as of August 16, 2000. Stephens Group, Inc. is the sole manager of Stephens-EBC, LLC. In addition, Stephens Group, Inc. controls Stephens Inc. Mr. Jon E. M. Jacoby, one of our directors, is also a director and executive vice president of Stephens Inc. and Stephens Group, Inc. Stephens-EBC, LLC has contributed certain of its shares to a voting trust pursuant to which the trustee of the trust, an individual not affiliated with Stephens Group, Inc., has sole voting power. The trustee is required to vote such shares "for" or "against" proposals submitted to our shareholders in the same proportion as the votes cast "for" or "against" such proposals by all other shareholders, excluding abstentions. The voting trust agreement also imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement expires in 2010 or such earlier time as Stephens Inc. ceases to be a market maker of our common stock. Stephens-EBC, LLC also holds 700,000 shares, representing 4.1% of our outstanding shares (or 3.1% after this offering) that it has not contributed to the voting trust.


                                 LEGAL MATTERS

       The validity of the common stock offered by this prospectus will be passed on for EDEN by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed on for the underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS


       The financial statements of EDEN Bioscience Corporation at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and the registration statement have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION


       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits for that information. You may review a copy of the registration statement, including exhibits and the schedule filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as EDEN, that file electronically with the SEC.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Shareholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-7
Notes to Financial Statements...............................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
EDEN Bioscience Corporation:

       We have audited the accompanying balance sheets of EDEN Bioscience Corporation (a Washington corporation in the development stage) as of December 31, 1998 and 1999 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDEN Bioscience Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Seattle, Washington

March 10, 2000 (except with


respect to the matters discussed


in Note 9, as to which the


date is August 16, 2000)

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                                 BALANCE SHEETS


                                                                                                   PRO FORMA
                                                           DECEMBER 31,                          SHAREHOLDERS'
                                                    ---------------------------     JUNE 30,     EQUITY AS OF
                                                        1998           1999           2000       JUNE 30, 2000
                                                    ------------   ------------   ------------   -------------
                                                                                  (UNAUDITED)     (UNAUDITED)
                                                    ASSETS
Current assets:
  Cash and cash equivalents.......................  $ 11,723,450   $ 13,107,250   $  6,609,349
  Other current assets............................        24,177         61,367        338,524
                                                    ------------   ------------   ------------
    Total current assets..........................    11,747,627     13,168,617      6,947,873
Property and equipment, net.......................     1,772,575      2,949,720      3,999,036
Other assets......................................       110,540        159,711        654,212
                                                    ------------   ------------   ------------
    Total assets..................................  $ 13,630,742   $ 16,278,048   $ 11,601,121
                                                    ============   ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................  $    797,733   $    725,711   $    569,377
  Accrued expenses................................       508,035      1,100,018      2,256,388
  Current portion of capital lease obligations....       268,061        329,085        289,435
                                                    ------------   ------------   ------------
    Total current liabilities.....................     1,573,829      2,154,814      3,115,200
Capital lease obligations, net of current
  portion.........................................       711,848        522,966        393,273
                                                    ------------   ------------   ------------
    Total liabilities.............................     2,285,677      2,677,780      3,508,473
                                                    ------------   ------------   ------------
Commitments and contingencies
Shareholders' equity:
  Convertible preferred stock, $.01 par value,
    10,000,000 shares authorized; 9,964,185 shares
    designated as Series A through F;
      Issued and outstanding shares -- 9,693,956
         at December 31, 1998; 9,746,396 at
         December 31, 1999 and June 30, 2000; no
         shares pro forma;
      Aggregate liquidation
         preference -- $24,221,280 at December 31,
         1998 and $30,514,080 at December 31, 1999
         and June 30, 2000........................        96,940         97,464         97,464   $         --
  Common stock, $.0025 par value, 30,000,000
    shares authorized; issued and outstanding
    shares -- 1,822,916 and 2,694,798 at December
    31, 1998 and 1999, respectively, 3,106,000 at
    June 30, 2000 and 16,900,104 pro forma........         4,557          6,737          7,765         42,250
  Additional paid-in capital......................    24,562,677     36,675,834     37,945,011     38,007,990
  Common stock subscriptions receivable...........       (54,647)       (59,007)       (61,057)       (61,057)
  Deferred stock option compensation expense......      (239,204)      (146,336)       (99,902)       (99,902)
  Deficit accumulated during development stage....   (13,025,258)   (22,974,424)   (29,796,633)   (29,796,633)
                                                    ------------   ------------   ------------   ------------
      Total shareholders' equity..................    11,345,065     13,600,268      8,092,648   $  8,092,648
                                                    ------------   ------------   ------------   ============
      Total liabilities and shareholders'
         equity...................................  $ 13,630,742   $ 16,278,048   $ 11,601,121
                                                    ============   ============   ============


           The accompanying notes are an integral part of these statements.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENTS OF OPERATIONS


                                                                                                         JULY 18, 1994
                                           YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,   (INCEPTION) TO
                                   ---------------------------------------   -------------------------      JUNE 30,
                                      1997          1998          1999          1999          2000            2000
                                   -----------   -----------   -----------   -----------   -----------   --------------
                                                                                    (UNAUDITED)           (UNAUDITED)
Revenues:
  Consulting services............  $   175,921   $   120,686   $   114,620   $    43,071   $        --    $    819,884
  Research grants................        7,500            --            --            --            --         249,326
                                   -----------   -----------   -----------   -----------   -----------    ------------
    Total revenues...............      183,421       120,686       114,620        43,071            --       1,069,210
                                   -----------   -----------   -----------   -----------   -----------    ------------
Operating expenses:
  Research and development.......    2,864,822     5,321,563     7,555,295     3,712,507     5,116,156      23,724,149
  General and administrative.....      577,915     1,707,775     2,208,486     1,010,444     1,910,928       7,117,360
                                   -----------   -----------   -----------   -----------   -----------    ------------
    Total operating expenses.....    3,442,737     7,029,338     9,763,781     4,722,951     7,027,084      30,841,509
                                   -----------   -----------   -----------   -----------   -----------    ------------
    Loss from operations.........   (3,259,316)   (6,908,652)   (9,649,161)   (4,679,880)   (7,027,084)    (29,772,299)
                                   -----------   -----------   -----------   -----------   -----------    ------------
Other income (expense):
  Interest and dividend income...      172,211       135,009       435,742       247,930       278,450       1,142,932
  Interest expense...............     (115,419)     (162,206)     (181,159)      (92,599)      (73,575)       (562,914)
                                   -----------   -----------   -----------   -----------   -----------    ------------
    Total other income
      (expense)..................       56,792       (27,197)      254,583       155,331       204,875         580,018
                                   -----------   -----------   -----------   -----------   -----------    ------------
Loss before income taxes.........   (3,202,524)   (6,935,849)   (9,394,578)   (4,524,549)   (6,822,209)    (29,192,281)
Provision for income taxes.......           --            --            --            --            --              --
                                   -----------   -----------   -----------   -----------   -----------    ------------
Net loss.........................  $(3,202,524)  $(6,935,849)  $(9,394,578)  $(4,524,549)  $(6,822,209)   $(29,192,281)
                                   ===========   ===========   ===========   ===========   ===========    ============
Historical basic and diluted net
  loss per share.................  $     (1.90)  $     (3.93)  $     (5.23)  $     (2.48)  $     (2.38)
                                   ===========   ===========   ===========   ===========   ===========
Historical weighted average
  shares outstanding used to
  compute net loss per share.....    1,681,250     1,765,126     1,902,281     1,822,916     2,862,661
                                   ===========   ===========   ===========   ===========   ===========
Pro forma basic and diluted net
  loss per share.................                              $     (0.67)                $     (0.41)
                                                               ===========                 ===========
Weighted average shares
  outstanding used to compute pro
  forma net loss per share.......                               14,820,198                  16,656,765
                                                               ===========                 ===========


        The accompanying notes are an integral part of these statements.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           COMMON                 DEFERRED
                             OUTSTANDING SHARES                                            STOCK                    STOCK
                          ------------------------                         ADDITIONAL    SUBSCRIP-    DEFERRED     OPTION
                          PREFERRED      COMMON      PREFERRED   COMMON      PAID-IN       TIONS       LICENSE     COMPEN-
                            STOCK         STOCK        STOCK      STOCK      CAPITAL     RECEIVABLE    EXPENSE     SATION
                          ----------   -----------   ---------   -------   -----------   ----------   ---------   ---------
Balance at July 18,
  1994..................          --            --   $     --    $   --    $        --    $     --    $      --   $      --
  Sale of common
    stock...............          --     1,500,000         --     3,750         41,250     (45,000)          --          --
  Sale of preferred
    stock...............   2,760,000            --     27,600        --        617,400          --           --          --
  Offering costs........          --            --         --        --        (19,472)         --           --          --
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at December 31,
  1994..................   2,760,000     1,500,000     27,600     3,750        639,178     (45,000)          --          --
  Sale of cancelable
    common stock for
    license.............          --       400,000         --     1,000        159,000          --     (160,000)         --
  Amortization of
    license expense.....          --            --         --        --             --          --       16,000          --
  Repurchase of common
    stock...............          --      (218,750)        --      (547)        (6,016)      6,563           --          --
  Sale of preferred
    stock...............   3,858,100            --     38,581        --      3,282,969          --           --          --
  Offering costs........          --            --         --        --        (56,199)         --           --          --
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at December 31,
  1995..................   6,618,100     1,681,250     66,181     4,203      4,018,932     (38,437)    (144,000)         --
  Sale of preferred
    stock...............     315,000            --      3,150        --        411,850          --           --          --
  Offering costs........          --            --         --        --        (13,682)         --           --          --
  Interest on
    subscriptions
    receivable..........          --            --         --        --             --      (8,550)          --          --
  Increase in
    fair-market value of
    cancelable stock
    issued for
    license.............          --            --         --        --         36,000          --      (36,000)         --
  Amortization of
    license expense.....          --            --         --        --             --          --       60,000          --
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at December 31,
  1996..................   6,933,100     1,681,250     69,331     4,203      4,453,100     (46,987)    (120,000)         --
  Sale of preferred
    stock...............   2,564,185            --     25,642        --      5,102,728          --           --          --
  Offering costs........          --            --         --        --       (153,698)         --           --          --
  Interest on
    subscriptions
    receivable..........          --            --         --        --             --      (3,641)          --          --
  Increase in
    fair-market value of
    cancelable stock
    issued for
    license.............          --            --         --        --        120,000          --     (120,000)         --
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at December 31,
  1997..................   9,497,285     1,681,250     94,973     4,203      9,522,130     (50,628)    (240,000)         --

                            DEFICIT
                             ACCUM-
                             ULATED         TOTAL
                             DURING        SHARE-
                          DEVELOPMENT     HOLDERS'
                             STAGE         EQUITY
                          ------------   -----------
Balance at July 18,
  1994..................  $         --   $        --
  Sale of common
    stock...............            --            --
  Sale of preferred
    stock...............       (48,659)      596,341
  Offering costs........            --       (19,472)
  Net loss..............       (80,159)      (80,159)
                          ------------   -----------
Balance at December 31,
  1994..................      (128,818)      496,710
  Sale of cancelable
    common stock for
    license.............            --            --
  Amortization of
    license expense.....            --        16,000
  Repurchase of common
    stock...............       (10,938)      (10,938)
  Sale of preferred
    stock...............            --     3,321,550
  Offering costs........            --       (56,199)
  Net loss..............      (999,666)     (999,666)
                          ------------   -----------
Balance at December 31,
  1995..................    (1,139,422)    2,767,457
  Sale of preferred
    stock...............            --       415,000
  Offering costs........            --       (13,682)
  Interest on
    subscriptions
    receivable..........            --        (8,550)
  Increase in
    fair-market value of
    cancelable stock
    issued for
    license.............            --            --
  Amortization of
    license expense.....            --        60,000
  Net loss..............    (1,747,463)   (1,747,463)
                          ------------   -----------
Balance at December 31,
  1996..................    (2,886,885)    1,472,762
  Sale of preferred
    stock...............            --     5,128,370
  Offering costs........            --      (153,698)
  Interest on
    subscriptions
    receivable..........            --        (3,641)
  Increase in
    fair-market value of
    cancelable stock
    issued for
    license.............            --            --
  Net loss..............    (3,202,524)   (3,202,524)
                          ------------   -----------
Balance at December 31,
  1997..................    (6,089,409)    3,241,269

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                 STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)


                                                                                           COMMON                 DEFERRED
                             OUTSTANDING SHARES                                            STOCK                    STOCK
                          ------------------------                         ADDITIONAL    SUBSCRIP-    DEFERRED     OPTION
                          PREFERRED      COMMON      PREFERRED   COMMON      PAID-IN       TIONS       LICENSE     COMPEN-
                            STOCK         STOCK        STOCK      STOCK      CAPITAL     RECEIVABLE    EXPENSE     SATION
                          ----------   -----------   ---------   -------   -----------   ----------   ---------   ---------
Balance at December 31,
  1997..................   9,497,285     1,681,250     94,973     4,203      9,522,130     (50,628)    (240,000)         --
  Sale of preferred
    stock...............     196,671            --      1,967        --     14,464,393          --           --          --
  Offering costs........          --            --         --        --       (212,541)         --           --          --
  Interest on
    subscriptions
    receivable..........          --            --         --        --             --      (4,019)          --          --
  Exercise of stock
    options.............          --       141,666         --       354         69,812          --           --          --
  Increase in fair
    market value of
    cancelable stock
    issued for
    license.............          --            --         --        --        420,000          --     (420,000)         --
  Amortization of
    license expense.....          --            --         --        --             --          --      660,000          --
  Unearned stock option
    compensation........          --            --         --        --        298,883          --           --    (298,883)
  Amortization of stock
    option compensation
    expense.............          --            --         --        --             --          --           --      59,679
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at December 31,
  1998..................   9,693,956     1,822,916     96,940     4,557     24,562,677     (54,647)          --    (239,204)
  Sale of preferred
    stock...............      52,440            --        524        --      6,292,276          --           --          --
  Exercise of
    warrants............          --       831,882         --     2,080      5,821,094          --           --          --
  Offering costs........          --            --         --        --        (25,113)         --           --          --
  Interest on
    subscriptions
    receivable..........          --            --         --        --             --      (4,360)          --          --
  Exercise of stock
    options.............          --        40,000         --       100         24,900          --           --          --
  Amortization of stock
    option compensation
    expense.............          --            --         --        --             --          --           --      92,868
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at December 31,
  1999..................   9,746,396     2,694,798     97,464     6,737     36,675,834     (59,007)          --    (146,336)
  Exercise of
    warrants............          --       167,702         --       419        885,243          --           --          --
  Offering costs........          --            --         --        --        (14,657)         --           --          --
  Interest on
    subscriptions.......          --
    receivable..........          --            --         --        --             --      (2,050)          --          --
  Exercise of stock options...             243,500         --       609        398,591          --           --          --
  Amortization of stock
    option compensation
    expense.............          --            --         --        --             --          --           --      46,434
  Net loss..............          --            --         --        --             --          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Balance at June 30, 2000
  (unaudited)...........   9,746,396     3,106,000     97,464     7,765     37,945,011     (61,057)          --     (99,902)
Pro forma conversion of
  Preferred Stock to
  Common Stock..........  (9,746,396)   13,794,104    (97,464)   34,485         62,979          --           --          --
                          ----------   -----------   --------    -------   -----------    --------    ---------   ---------
Pro forma balance at
  June 30, 2000
  (unaudited)...........          --    16,900,104   $     --    $42,250   $38,007,990    $(61,057)   $      --   $ (99,902)
                          ==========   ===========   ========    =======   ===========    ========    =========   =========

                            DEFICIT
                             ACCUM-
                             ULATED         TOTAL
                             DURING        SHARE-
                          DEVELOPMENT     HOLDERS'
                             STAGE         EQUITY
                          ------------   -----------
Balance at December 31,
  1997..................    (6,089,409)    3,241,269
  Sale of preferred
    stock...............            --    14,466,360
  Offering costs........            --      (212,541)
  Interest on
    subscriptions
    receivable..........            --        (4,019)
  Exercise of stock
    options.............            --        70,166
  Increase in fair
    market value of
    cancelable stock
    issued for
    license.............            --            --
  Amortization of
    license expense.....            --       660,000
  Unearned stock option
    compensation........            --            --
  Amortization of stock
    option compensation
    expense.............            --        59,679
  Net loss..............    (6,935,849)   (6,935,849)
                          ------------   -----------
Balance at December 31,
  1998..................   (13,025,258)   11,345,065
  Sale of preferred
    stock...............            --     6,292,800
  Exercise of
    warrants............      (554,588)    5,268,586
  Offering costs........            --       (25,113)
  Interest on
    subscriptions
    receivable..........            --        (4,360)
  Exercise of stock
    options.............            --        25,000
  Amortization of stock
    option compensation
    expense.............            --        92,868
  Net loss..............    (9,394,578)   (9,394,578)
                          ------------   -----------
Balance at December 31,
  1999..................   (22,974,424)   13,600,268
  Exercise of
    warrants............            --       885,662
  Offering costs........            --       (14,657)
  Interest on
    subscriptions.......
    receivable..........            --        (2,050)
  Exercise of stock opti            --       399,200
  Amortization of stock
    option compensation
    expense.............            --        46,434
  Net loss..............    (6,822,209)   (6,822,209)
                          ------------   -----------
Balance at June 30, 2000
  (unaudited)...........   (29,796,633)    8,092,648
Pro forma conversion of
  Preferred Stock to
  Common Stock..........            --            --
                          ------------   -----------
Pro forma balance at
  June 30, 2000
  (unaudited)...........  $(29,796,633)  $ 8,092,648
                          ============   ===========


        The accompanying notes are an integral part of these statements.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENTS OF CASH FLOWS


                                                                                         SIX MONTHS ENDED        JULY 18, 1994
                                                   YEAR ENDED DECEMBER 31,                   JUNE 30,            (INCEPTION) TO
                                           ---------------------------------------   -------------------------      JUNE 30,
                                              1997          1998          1999          1999          2000            2000
                                           -----------   -----------   -----------   -----------   -----------   --------------
                                                                                            (UNAUDITED)           (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................  $(3,202,524)  $(6,935,849)  $(9,394,578)  $(4,524,549)  $(6,822,209)   $(29,182,448)
  Adjustments to reconcile net loss to
    cash used in operating activities:
    Depreciation and amortization........      340,513       550,206     1,019,464       399,438       395,197       2,539,768
    Amortization of deferred license
      expense............................           --       660,000            --            --            --         736,000
    Amortization of stock option
      compensation expense...............           --        59,679        92,868        51,721        46,434         198,981
    Interest income on subscriptions
      receivable.........................       (3,641)       (4,019)       (4,360)       (2,138)       (2,050)        (22,620)
    Loss on disposition of fixed
      assets.............................       20,437        13,339        11,859            --         2,852          47,060
  Changes in assets and liabilities:
    Other assets.........................      (88,953)       40,245       (86,361)      (72,160)     (771,658)       (920,736)
    Accounts payable.....................       (4,345)      676,944       (72,022)     (406,829)     (156,334)        444,047
    Accrued expense......................       69,961       299,563       591,983       299,670     1,156,370       2,336,504
                                           -----------   -----------   -----------   -----------   -----------    ------------
      Net cash used in operating
        activities.......................   (2,868,552)   (4,639,892)   (7,841,147)   (4,254,847)   (6,151,398)    (23,823,444)
                                           -----------   -----------   -----------   -----------   -----------    ------------
Cash flows from investing activities:
  Purchases of property and equipment....     (958,113)   (1,378,161)   (2,208,468)   (1,060,339)   (1,447,365)     (6,626,387)
  Proceeds from sale of equipment........        1,419            --            --            --            --           9,131
  Sale (purchase) of short-term
    investments, net.....................      (63,063)    1,370,269            --            --            --              --
                                           -----------   -----------   -----------   -----------   -----------    ------------
      Net cash provided by (used in)
        investing activities.............   (1,019,757)       (7,892)   (2,208,468)   (1,060,339)   (1,447,365)     (6,617,256)
                                           -----------   -----------   -----------   -----------   -----------    ------------
Cash flows from financing activities:
  Proceeds from sale-leaseback of
    equipment............................      341,789       627,481       168,297       168,297            --       1,519,271
  Payments on capital equipment leases...     (127,047)     (213,197)     (296,155)     (138,411)     (169,343)       (836,563)
  Sales of preferred stock...............    5,128,370    14,466,360     6,292,800     1,547,880            --      30,254,080
  Offering costs.........................     (153,698)     (212,541)      (25,113)       (5,871)      (14,657)       (495,362)
  Proceeds from exercise of stock
    options..............................           --        70,166        25,000            --       399,200         494,366
  Proceeds from exercise of common stock
    warrants.............................           --            --     5,268,586            --       885,662       6,154,248
  Payment of note payable to
    stockholder..........................           --            --            --            --            --         (36,500)
  Other cash flows and repurchase of
    common stock.........................           --            --            --            --            --          (3,491)
                                           -----------   -----------   -----------   -----------   -----------    ------------
      Net cash provided by financing
        activities.......................    5,189,414    14,738,269    11,433,415     1,571,895     1,100,862      37,050,049
                                           -----------   -----------   -----------   -----------   -----------    ------------
Net increase (decrease) in cash and cash
  equivalents............................    1,301,105    10,090,485     1,383,800    (3,743,291)   (6,497,901)      6,609,349
Cash and cash equivalents at beginning of
  period.................................      331,860     1,632,965    11,723,450    11,723,450    13,107,250              --
                                           -----------   -----------   -----------   -----------   -----------    ------------
Cash and cash equivalents at end of
  period.................................  $ 1,632,965   $11,723,450   $13,107,250   $ 7,980,159   $ 6,609,349    $  6,609,349
                                           ===========   ===========   ===========   ===========   ===========    ============
Supplemental disclosures:
  Cash paid for interest.................  $   115,419   $   162,206   $   181,159   $    92,599   $    73,575    $    562,914
                                           ===========   ===========   ===========   ===========   ===========    ============


        The accompanying notes are an integral part of these statements.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

       EDEN Bioscience Corporation ("EDEN" or the "Company") is a development stage company that was incorporated on July 18, 1994. EDEN is a plant technology company focused on developing, manufacturing and marketing innovative natural products for agriculture. The Company has generated no revenues from product sales. The Company's development activities involve inherent risks including, among others, commercialization of products based on a new technology and the ability to attract and retain qualified personnel. Expenses incurred have been primarily for research and development activities and administration, resulting in an accumulated deficit of $23.0 million through December 31, 1999.

ESTIMATES USED IN FINANCIAL STATEMENT PREPARATION

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

SHORT-TERM INVESTMENTS

       Short-term investments consist of treasury bills maturing within the next 12 months. Short-term investments are classified as available for sale securities. Short-term investments are stated at cost, which approximates market.

CONCENTRATIONS OF CREDIT RISK

       The Company is subject to concentrations of credit risk from its cash investments. The Company's credit risk is managed by investing its excess cash in high-quality money market instruments and securities of the U. S. government.

PROPERTY AND EQUIPMENT

       Equipment and leasehold improvements are stated at historical cost. Improvements and replacements are capitalized. Maintenance and repairs are expensed when incurred. The provision for depreciation and amortization is determined using straight-line and accelerated methods, which allocate costs over their estimated useful lives of two to ten years. Equipment under capital leases is depreciated over the shorter of their estimated useful lives or lease terms, which are between three and five years.

REVENUES

       Revenues from research grants and consulting arrangements are recognized as the Company performs activities under the terms of each agreement. No revenues have been realized to date from the sale of any products.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)


RESEARCH AND DEVELOPMENT EXPENSES

       Research and development costs are expensed as incurred.

STOCK COMPENSATION

       The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No 25, "Accounting for Stock Issued to Employees," and related interpretations.

INCOME TAXES

       The Company accounts for income taxes using the asset and liability method under SFAS No. 109, "Accounting for Income Taxes."

UNAUDITED PRO FORMA BALANCE SHEET INFORMATION


       The unaudited pro forma balance sheet information at June 30, 2000 reflects the conversion of the convertible preferred stock into 13,794,104 shares of common stock, which will occur automatically on the effective date of the Company's registration statement.


NET LOSS PER COMMON SHARE


       Basic net loss per share is the adjusted net loss divided by the average number of shares outstanding during the period. Diluted net loss per share is the adjusted net loss divided by the sum of the average number of shares outstanding during the period plus the additional shares that would have been issued had all dilutive warrants and options been exercised, less shares that would be repurchased with the proceeds from such exercise (Treasury Stock Method). The effect of including outstanding options and warrants is antidilutive for all periods presented. Therefore, options and warrants have been excluded from the calculation of diluted net loss per share. The adjusted net loss is the net loss adjusted for the amount of the inducement (discount from the original exercise price) that was provided to certain holders of warrants in exchange for their common stock warrants (See Note 2).


       The pro forma basic and diluted net loss per share is calculated presuming the conversion of all convertible preferred stock.


INTERIM FINANCIAL INFORMATION



       The accompanying interim financial information as of and for the six month period ended June 30, 1999 and 2000 is unaudited. In the opinion of the Company's Management, the financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)


       The computation of diluted net income (loss) per common and common equivalent share is as follows:


                                         YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                 ---------------------------------------   -------------------------
                                    1997          1998          1999          1999          2000
                                 -----------   -----------   -----------   -----------   -----------
HISTORICAL
Net loss as reported...........  $(3,202,524)  $(6,935,849)  $(9,394,578)  $(4,524,549)  $(6,822,209)
Inducement to exercise
  warrants.....................           --            --      (554,588)           --            --
                                 -----------   -----------   -----------   -----------   -----------
Adjusted net loss..............   (3,202,524)   (6,935,849)    9,949,166    (4,524,549)   (6,822,209)
Weighted average common shares
  outstanding..................    1,681,250     1,765,126     1,902,281     1,822,916     2,862,661
Historical basic and diluted
  net loss per share...........  $     (1.90)  $     (3.93)  $     (5.23)  $     (2.48)  $     (2.38)
                                 ===========   ===========   ===========   ===========   ===========
PRO FORMA
Adjusted net loss..............                              $ 9,949,166                 $(6,822,209)
Weighted average common shares
  outstanding..................                                1,902,281                   2,862,661
Pro forma conversion of
  convertible preferred
  stock........................                               12,917,917                  13,794,104
                                                             -----------                 -----------
Pro forma weighted average
  shares outstanding...........                               14,820,198                  16,656,765
                                                             -----------                 -----------
Pro forma basic and diluted net
  loss per share...............                              $     (0.67)                $     (0.41)
                                                             ===========                 ===========



       Shares issuable pursuant to stock options and warrants that have not been included in the above calculations because they are antidilutive totaled 1,034,882, 2,425,252, 1,982,358, 2,681,240 and 2,038,256 for the years ended
December 31, 1997, 1998, 1999 and the six months ended June 30, 1999 and 2000, respectively.


2. SHAREHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

       The Company has authorized 10,000,000 shares of preferred stock with a par value of $0.01 per share. The Company has designated the following series of convertible preferred stock:

                                 SHARES      SHARES      YEARS     NET CASH     LIQUIDATION   CONVERSION
           SERIES              DESIGNATED    ISSUED     ISSUED     PROCEEDS     PREFERENCE      RATIO
-----------------------------  ----------   ---------   -------   -----------   -----------   ----------
A............................  1,500,000    1,500,000   1994      $        --   $   300,000   1:1
B............................  2,400,000    2,333,100   1994-95     1,127,578     1,166,550   1:1
C............................  3,000,000    3,000,000   1995-96     2,951,755     3,000,000   1:1
D............................  2,664,185    2,664,185   1996-97     5,172,536     5,328,370   1:1
E............................    250,000      130,488   1998        6,330,686     6,524,400   1:11.11
F............................    150,000      118,623   1998-99    14,215,933    14,234,760   1:24
                               ---------    ---------             -----------   -----------
          Total..............  9,964,185    9,746,396             $29,798,488   $30,554,080
                               =========    =========             ===========   ===========

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)


       Each share of preferred stock is convertible into the number of shares of common stock indicated in the conversion ratios above, as adjusted for stock splits, non-cash dividends or other distributions as defined at the option of the holder. The shares are subject to automatic conversion upon the effective date of a registration statement for an initial public offering in which the gross proceeds are greater than $5,000,000.

       Each share of convertible preferred stock has voting rights. The Series B, C and D shareholders have co-sale rights, whereby shares of the common stock and Series A may be sold only if Series B, C and D shareholders have the right to include a pro rata number of their shares in the sale. Also, in the event of future securities offerings, Series B through F shareholders have the right to maintain their ownership percentage by purchasing new shares at the offering price. Both the co-sale rights and right to maintain ownership percentage expire upon effectiveness of the Company's initial public offering.

COMMON STOCK

       The Company has authorized 30,000,000 shares of common stock. Upon inception, the Company issued to the founders 1,500,000 shares of common stock in receipt for notes totaling $45,000 and bearing interest at 7.75% per annum, due in July 2004 ("Founders' Shares").

       During 1995, the Company issued 400,000 shares of common stock to Cornell Research Foundation ("CRF") as partial consideration for an exclusive license agreement for Cornell University's rights to certain patents, patent applications and biological materials relating to harpin proteins and related technology. These shares were subject to cancellation by the Company if the agreement was terminated prior to sale of products under the license and if certain milestones as set forth in the License Agreement were not achieved. The Company recorded expense of $16,000, $60,000 and $240,000 as the fair market value of the shares whose cancellation provision lapsed in 1995, 1996 and 1998, respectively. These shares were valued at $0.40 per share, $0.50 per share and $2.00 per share in 1995, 1996 and 1998, respectively.

       In September 1998, the Company and CRF amended the exclusive license agreement to reduce royalty fee arrangements in exchange for fully vesting CRF's remaining shares of common stock subject to cancellation. The Company recorded additional expense in 1998 of $420,000, or $3.50 per share, as the fair value of vested shares.

STOCK COMPENSATION

       During 1995, the shareholders and Board of Directors approved the 1995 Combined Incentive and Nonqualified Stock Option Plan (the "Plan"). The Board of Directors has the authority to determine all matters relating to options to be granted under the Plan, including designation as incentive or nonqualified stock options, the selection of individuals to be granted options, the number of shares to be subject to each grant, the exercise price, the term and the vesting period, if any. Generally, options vest over periods ranging from three to five years and expire ten years from the date of grant.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)


       The following table summarizes the Company's stock option activity:


                                                              NUMBER OF     WEIGHTED AVERAGE
                                                                SHARES       EXERCISE PRICE
                                                              ----------    ----------------
Balance at December 31, 1994................................          --            --
  Options granted...........................................     175,000         $0.44
  Options canceled..........................................     (41,000)         0.40
                                                              ----------
Balance at December 31, 1995................................     134,000          0.45
  Options granted...........................................     264,000          0.50
  Options canceled..........................................     (13,000)         0.42
                                                              ----------
Balance at December 31, 1996................................     385,000          0.48
  Options granted...........................................     538,500          1.00
  Options canceled..........................................     (36,500)         0.55
                                                              ----------
Balance at December 31, 1997................................     887,000          0.79
  Options granted...........................................     573,000          2.33
  Options canceled..........................................     (72,334)         0.90
  Options exercised.........................................    (141,666)         0.50
                                                              ----------
Balance at December 31, 1998................................   1,246,000          1.53
  Options granted...........................................     321,700          4.88
  Options canceled..........................................     (47,500)         2.78
  Options exercised.........................................     (40,000)         0.63
                                                              ----------
Balance at December 31, 1999................................   1,480,200          2.24
  Options granted...........................................     506,450          6.35
  Options canceled..........................................     (38,950)         3.50
  Options exercised.........................................    (243,500)         1.64
                                                              ----------
Balance at June 30, 2000 (unaudited)........................  (1,704,200)         3.52
                                                              ==========



       At December 31, 1999, the Company had reserved a total of 2,068,334 shares of common stock for issuance to its stock option holders and had 588,134 available for grant. At June 30, 2000, the Company had reserved a total of 1,824,834 shares of common stock for issuance to its stock option holders and had 120,634 available for future grant.


       The following table summarizes stock options information at December 31, 1999:

                                                         OPTIONS OUTSTANDING
                                                  ---------------------------------       OPTIONS EXERCISABLE
                                                     WEIGHTED-                        ----------------------------
             RANGE OF                                 AVERAGE          WEIGHTED-                      WEIGHTED-
             EXERCISE                 NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
----------------------------------  OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   OUTSTANDING   EXERCISE PRICE
----------------------------------  -----------   ----------------   --------------   -----------   --------------
$0.40 - 1.00......................     814,500          7.44             $0.89          383,499         $0.82
 1.01 - 3.99......................     348,500          8.50              2.98           48,332          3.03
 4.00 - 6.00......................     317,200          9.65              4.89               --            --
                                     ---------                                          -------
                                     1,480,200          8.16              2.24          431,831          1.06
                                     =========                                          =======

     Stock options exercisable were 183,333, 242,997 and 431,831 at December 31, 1997, 1998 and 1999, respectively. The weighted-average exercise prices of options exercisable were $0.50, $0.76 and $1.06 at December 31, 1997, 1998 and 1999, respectively.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)



     The Company records compensation expense over the vesting period for the difference between the exercise price and the deemed fair market value for financial reporting purposes of stock options granted. In conjunction with grants made in 1998, the Company recognized compensation expense for these stock options of $59,679 in 1998, $92,868 in 1999 and $46,434 for the six months ended June 30, 2000. At December 31, 1999, the unearned compensation expense was $146,336. The weighted average grant date fair value of these options was $2.81 per share.


     The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation expense been recognized on stock options issued based on the fair value of the options at the date of grant and recognized over the vesting period, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                    DECEMBER 31,                     JULY 18, 1994
                                     ------------------------------------------     (INCEPTION) TO
                                        1997            1998           1999        DECEMBER 31, 1999
                                     -----------    ------------    -----------    -----------------
Net Loss:
  As reported......................  $(3,202,054)   $(6,935,849)    $(9,394,578)     $(22,360,239)
  Pro forma........................  $(3,212,103)   $(6,972,423)    $(9,487,569)     $(22,505,685)


       The weighted average grant date fair value of options granted in 1997, 1998, 1999 and 2000 was $0.25, $0.38, $0.92 and $1.17, respectively. The fair value of each option grant is estimated on the date of grant using the fair value based method prescribed by SFAS No. 123 for private companies, which considers only the time value of money. Assumptions used for the grants were: expected life of three to five years, risk free interest rate of 4.5% to 6.6% and no dividend yield.


COMMON STOCK WARRANTS

       Purchasers of Series F shares received warrants to purchase 948,984 common shares at $5.00, $7.00 and $9.00 per share. The $7.00 and $9.00 purchase price will increase to $7.50 and $10.00, respectively, when the Company receives notice from the Environmental Protection Agency of its approval of the Company's product registration application and request for exemption from tolerance. In 1999, the Company offered holders of $5.00, $7.00 and $9.00 warrants the opportunity to exchange these warrants (one of each warrant) plus $76.00 cash for 12 shares of common stock. A total of 831,882 warrants were exchanged under this offer for total proceeds of $5,268,586 in 1999. A total of $554,588 has been charged to deficit accumulated during development stage and credited to additional paid-in capital for the effect of the inducement offered to warrant holders.


     The weighted average exercise price of the 117,102 warrants outstanding at December 31, 1999 was $7.00. A total of 116,702 Series F warrants were exercised in the six months ended June 30, 2000 for proceeds of $860,162. The remaining 400 warrants expired unexercised on June 30, 2000.



       The Company also issued warrants to purchase 175,822 shares of common stock at prices from $0.50 to $5.00 per share to placement agents for the sale of convertible preferred stock. During the six months ended June 30, 2000, 51,000 warrants were exercised for proceeds of $25,500. The warrants are exercisable immediately and expire from 2000 to 2003. In connection with the sale of Series C shares in 1996, a purchaser of Series C shares received a warrant to purchase 200,000 shares of our common stock at a price of $1.00 per share. In October 1996, the Company issued warrants to purchase 9,234 shares of common stock at a price of $1.00 per share to an equipment lessor. The weighted average exercise price of these warrants outstanding at December 31, 1999 was $1.50.

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)



3. LICENSE AGREEMENT



       In May 1995, the Company entered into an exclusive worldwide license agreement with the Cornell Research Foundation for certain patents, patent applications and rights to biological material relating to harpin proteins and related technology. The license agreement terminates on the expiration date of the last-to-expire licensed patent covered by the agreement. As consideration for the license, the Company issued 400,000 shares of common stock to the Cornell Research Foundation, has funded certain research and development activities at Cornell University and has agreed to pay certain minimum annual royalty payments. The Company also agreed to pay a royalty on net sales of products that incorporate the licensed technology. In 1998, the Company and the Cornell Research Foundation amended the exclusive license agreement to reduce royalty fee arrangements in exchange for fully vesting the Cornell Research Foundation's remaining shares of common stock subject to cancellation.


4. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consists of the following:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
Equipment...................................................  $   634,897    $ 2,183,012
Equipment under capital leases..............................    1,648,563      1,392,383
Leasehold improvements......................................      491,919        974,461
                                                              -----------    -----------
                                                                2,775,379      4,549,856
Less accumulated depreciation and amortization..............   (1,002,804)    (1,600,136)
                                                              -----------    -----------
Net property and equipment..................................  $ 1,772,575    $ 2,949,720
                                                              ===========    ===========

5. LEASES


       The Company has entered into non-cancelable lease agreements involving equipment and facilities through the year 2004. Rent expense under these leases totaled $229,569, $307,049, $313,659, and $183,887 for 1997, 1998, 1999, and the
six-month period ended June 30, 2000, respectively. Total rent expense under these leases was approximately $949,973 for the period from July 18, 1994 (inception) to December 31, 1999. Future minimum payments under these leases, as of December 31, 1999, are as follows:


                                                               CAPITAL      OPERATING
                                                              ----------    ---------
2000........................................................  $  459,406    $248,411
2001........................................................     328,501     217,620
2002........................................................     220,518          --
2003........................................................      80,240          --
2004........................................................       2,598          --
                                                              ----------    --------
Total minimum lease payments................................   1,091,263    $466,031
                                                                            ========
  Less amount representing interest.........................    (239,212)
                                                              ----------
Present value of net minimum lease payments.................     852,051
  Less current portion......................................    (329,085)
                                                              ----------
Capital lease obligation, net of current portion............  $  522,966
                                                              ==========

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)



6. ACCRUED EXPENSES



       Accrued expenses consists of the following:



                                                               DECEMBER 31,
                                                          ----------------------
                                                            1998         1999       JUNE 30, 2000
                                                          --------    ----------    -------------
Salaries and wages......................................  $167,198    $  201,256     $  238,578
Bonuses payable.........................................   148,000       395,497        367,889
Vacation payable........................................    97,121       162,286        248,312
Toxicology studies......................................        --       100,000             --
Field trial expenses payable............................        --            --        296,265
Accrued offering costs..................................        --            --        300,000
Public and media relations fees payable.................        --            --        308,160
Other...................................................    95,716       240,979        497,184
                                                          --------    ----------     ----------
     Total accrued expenses.............................  $508,035    $1,100,018     $2,256,388
                                                          ========    ==========     ==========



7. PROFIT SHARING PLAN AND TRUST



     The EDEN Bioscience Corporation 401(k) Plan and Trust (the Plan) was established in 1997. The Plan covers all employees of the Company who have completed at least three months of service and who are at least 21 years old. The Plan includes a provision for a 401(k) deferral of up to 20% of participant compensation, subject to IRS limitations, and a discretionary employer match at an amount to be determined by the Company's Board of Directors. The Company has made no contributions to the Plan.



8. INCOME TAXES


     The Company did not record an income tax benefit for any of the periods presented because it has experienced operating losses since inception. The Company's total tax net operating loss carry forwards were approximately $21.3 million at December 31, 1999 which expire between 2009 and 2014. The significant components of the deferred tax asset were as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
Net operating loss carry forward............................  $ 4,268,000    $ 7,256,000
Other.......................................................       76,000        207,000
                                                              -----------    -----------
Deferred tax asset..........................................    4,344,000      7,463,000
Deferred tax asset valuation allowance......................   (4,344,000)    (7,463,000)
                                                              -----------    -----------
Net deferred tax assets.....................................  $        --    $        --
                                                              ===========    ===========

     The valuation allowance on deferred tax assets increased by $2,330,000 and $3,119,000 during 1998 and 1999, respectively. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50%.


9. SUBSEQUENT EVENTS



       On June 15, 2000, the Company's Board of Directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock (the "Offering"). All outstanding shares of the

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)



Company's convertible preferred stock will be automatically converted to shares of common stock upon the effective date of the Registration Statement.



       On August 9, 2000, the Company's shareholders voted to amend the Company's articles of incorporation and 1995 Combined Incentive and Nonqualified Stock Option Plan and to adopt the 2000 Stock Inventive Plan and 2000 Employee Stock Purchase Plan.



ARTICLES OF INCORPORATION



       The Company's articles of incorporation were amended to increase the number of shares of common stock authorized for issuance from 30,000,000 shares to 100,000,000 shares.



1995 COMBINED INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN (THE "1995 PLAN")



       Shareholders reserved an additional 1,000,000 shares of common stock for issuance under the 1995 Plan. Amendments were also approved to change certain provisions of the 1995 Plan relating to the effect of corporate transactions (such as a merger) on outstanding options. Generally speaking, the amendments provide that in a stock-for-stock transaction, the Company's Board of Directors and a successor company may determine that all outstanding options will be converted into options to purchase shares of the other corporation. If options are converted into options to purchase stock of a successor company, such options would become fully vested and exercisable if an individual's services are terminated in contemplation of a transaction or within three years of such transaction, unless services are terminated for cause or the individual terminates services without good reason. On August 9, 2000, the Board of Directors granted a total of 797,500 stock options, at an exercise price of $14 per share, to directors, officers and certain employees.



2000 STOCK INCENTIVE PLAN (THE "2000 PLAN")



       The 2000 Plan provides for awards of stock options, shares of common stock or units denominated in common stock, all of which may be subject to restrictions. The Board of Directors has reserved a total of 1,500,000 shares of common stock under the 2000 Plan, plus an automatic annual increase, beginning on the first day of the Company's fiscal year beginning in 2002, equal to the lesser of (1) 1,500,000 shares; (2) 5% of the outstanding shares of common stock as of the end of the immediately preceding year on a fully diluted basis; and
(3) a lesser amount as may be determined by the Board of Directors.



       The 2000 Plan will become effective only upon completion of the Offering, at which time it will replace the 1995 Plan for purposes of all future stock incentive awards. At such time, any reserved but ungranted shares under the 1995 Plan and any shares subject to outstanding options under the 1995 Plan that expire or are otherwise cancelled without being exercised will be added to the shares available under the 2000 Plan, subject to a maximum of 2,824,834 shares.



2000 EMPLOYEE STOCK PURCHASE PLAN (THE "2000 STOCK PURCHASE PLAN")



       The 2000 Stock Purchase Plan will be implemented upon the completion of the Offering to encourage employees to remain employed by the Company or its subsidiaries. The 2000 Stock Purchase Plan will qualify under Section 423 of the Internal Revenue Code and will be administered by the Board of Directors, a committee of the Board of Directors or an executive officer appointed by the Board of Directors. The 2000 Stock Purchase Plan allows eligible employees to purchase common stock through payroll deductions of up to 15% of their annual compensation. No employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In

                          EDEN BIOSCIENCE CORPORATION
                       (A DEVELOPMENT STAGE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 2000 IS
                                   UNAUDITED)



addition, no more than an aggregate of 125,000 shares can be purchased in any six-month purchase period and no employee may purchase more than 1,000 shares in any six-month purchase period.



       The 2000 Stock Purchase Plan will be implemented with twenty-four month offering periods, each of which will consist of four six-month purchase periods, with purchases being made on the last day of each such period, except that the first offering period will begin on the effective date of the Offering and end on October 31, 2000. Subsequent offering periods will begin on each May 1 and November 1. The price of the common stock purchased under the 2000 Stock Purchase Plan will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of a purchase period, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price of the common stock and 85% of the fair market value on the last day of the purchase period.



       The 2000 Stock Purchase Plan authorizes the issuance of a total of 500,000 shares of common stock, plus an automatic annual increase, to be added on the first day of the Company's fiscal year beginning in 2002, equal to the lesser of (1) 250,000 shares; (2) 1% of the outstanding shares of common stock as of the end of the immediately preceding fiscal year on a fully diluted basis, and (3) a lesser amount determined by the Board of Directors.



CREDIT FACILITIES



       In August 2000, the Company established unsecured, multiple-advance, committed credit facilities with Stephens Group, Inc. and the WBW Trust Number One. Under the terms of the facilities, the Company may request at any time on or before December 31, 2000 that Stephens Group make advances to EDEN of an aggregate maximum of up to $10 million and that the WBW Trust make advances to EDEN of up to $5 million. Amounts borrowed under the facilities will bear interest at the prime rate, as determined by reference to the Wall Street Journal, plus 2%, payable on the first day of each month. All outstanding principal and accrued interest will be due on the earlier of (a) December 31, 2001 or (b) the date that the Company receives any cash proceeds from the issuance of any equity securities after the date the facilities were established. Amounts repaid under the facility may not be reborrowed. The amounts borrowed under the facilities may be used for general corporate purposes. As of August 16, the Company had not yet borrowed any amounts under the facilities. The credit facilities contain restrictive covenants, including provisions that prohibit EDEN from paying dividends or from incurring indebtedness for borrowed money and capital leases that exceed $500,000 in the aggregate.



       In connection with the establishment of the credit facilities, the Company paid a loan commitment fee to Stephens Group of $200,000 and to WBW Trust of $100,000. In addition, the Company issued warrants to each of Stephens Group and WBW Trust to purchase a number of shares of common stock equal to 20% of their maximum loan commitments divided by the public offering price of the shares that are sold in the Company's initial public offering. The warrants may be exercised at any time after the 180th day after the effective date of the registration statement relating to this offering, at an exercise price per share equal to the public offering price of the shares that are sold in this offering. The warrants expire in August 2005. The Company currently expects to incur a total expense of approximately $2,300,000 related to the loan commitment fee and the fair value of these warrants. This amount will be reflected as interest expense over the period from August, 2000 through December 2000, or upon the closing of this offering, if that occurs prior to the end of December, 2000.

Back cover artwork:

[Graphic: EDEN's logo and a collage of photographs depicting an EDEN lab technician at work, the cover of the issue of Science magazine discussing the harpin discovery, a Messenger-treated field and equipment used in the manufacturing process, with the following captions: "Our research and development team is at the forefront of discovering innovative natural solutions for agriculture based on our core harpin and harpin-related technologies"; "We have designed and built a manufacturing process to produce Messenger with a high degree of quality assurance"; "Science magazine recognized the importance of the harpin discovery and published the related story as its cover story"; and "We have performed over 400 field trials on over 40 crops in the United States and abroad to demonstrate Messenger's effectiveness."]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including                     , 2000 (the 25th day after the
date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                5,800,000 SHARES


                                  [EDEN LOGO]

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                                 STEPHENS INC.

                            GEORGE K. BAUM & COMPANY


                                            , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the registrant in connection with the sale of our common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


Securities and Exchange Commission registration fee.........  $   24,660
NASD filing fee.............................................       9,838
Nasdaq National Market listing fee..........................      95,000
Blue Sky fees and expenses..................................      10,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     120,000
Directors and officers insurance............................     300,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................      13,502
                                                              ----------
          Total.............................................   1,083,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Section 10 of the registrant's bylaws provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

       Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 11 in the registrant's articles of incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

       The underwriting agreement provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this registration statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

       Since January 1, 1997, EDEN has issued and sold unregistered securities as follows:


       1. In May and June 1997, EDEN issued an aggregate of 2,664,185 shares of Series D Preferred Stock to 107 investors, for consideration of $2.00 per share, or an aggregate of $5,328,370 which was received between December 1996 and June 1997. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D on the basis that all the investors were "accredited investors" as defined in Rule 501(a) of Regulation D.

       2. On June 15 1997, EDEN issued ten warrants to purchase an aggregate of 68,148 shares of our common stock, at an exercise price of $2.00 per share, to ten placement agents, as partial consideration for services with a total value of $272,595 rendered by such agents in connection with the private placement of EDEN's Series D Preferred Stock as noted above. The foregoing issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.



       3. In August, September and October 1998, EDEN issued an aggregate of 130,488 shares of Series E Preferred Stock to 101 investors, for a consideration of $50.00 per share, or an aggregate of $6,524,400. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D on the basis that all the investors were "accredited investors" as defined in Rule 501(a) of Regulation D.



       4. In November 1998, EDEN issued warrants to purchase an aggregate of 37,174 shares of our common stock, at an exercise price of $5.00 per share, to six placement agents, as partial consideration for services with a total value of $371,740 rendered by such agents in connection with the private placement of the registrant's Series E Preferred Stock as noted above. The foregoing issuances were exempt from registration under the Securities Act pursuant to
Section 4(2) thereof on the basis that the transactions did not involve a public offering.



       5. In December 1998 and January 1999, an aggregate of 79,082 Series F Convertible Preferred Stock and Common Stock Purchase Warrants Units were sold for $120.00 per Unit and an obligation under a Put Option Agreement to purchase, at a price of $120.00 per share, up to an additional number of Series F Convertible Preferred Stock equal to 50% of the shares of Series F Convertible Preferred Stock originally purchased by the investor as part of the Units. Each Unit consists of one Series F Convertible Preferred Stock that is convertible to common stock at one preferred share to 24 common shares and warrants to purchase 12 shares of our common stock at exercise prices ranging from $5.00 to $10.00 per share. EDEN issued an aggregate of 79,082 shares of Series F Preferred Stock and warrants to purchase 948,984 common shares to 71 investors for an aggregate consideration of $9,489,480. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D on the basis that all the investors were "accredited investors" as defined in Rule 501(a) of Regulation D.


       6. In November 1999, EDEN exercised the Put Option and 39,541 additional Series F shares were issued for an aggregate consideration of $4,744,920. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

       7. In November 1999, EDEN issued 831,882 shares of common stock to holders of $5.00, $7.00 and $9.00 warrants in exchange for those warrants and cash for aggregate consideration of $5,268,586. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.


       8. In August 2000, in connection with the establishment of two credit facilities with Stephens Group, Inc. and the WBW Trust Number One, EDEN issued warrants to each of Stephens Group and the WBW Trust to purchase a number of shares of our common stock equal to 20% of their maximum loan commitments ($10 million and $5 million, respectively) divided by the public offering price of the shares sold in this offering. The foregoing issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.



       9. From May 1995 to August 16, 2000, EDEN granted options to purchase 3,176,150 shares of our common stock, with exercise prices ranging from $0.40 to $14.00 per share, to employees, consultants and directors pursuant to the 1995 Combined Incentive and Nonqualified Stock Option Plan. Of these options, options for 250,484 shares have been canceled without being exercised, options for 455,666 shares have been exercised and options for 2,470,000 shares remain outstanding. As of August 16, 2000, we have received $517,366 in the aggregate from the exercise of options granted under the 1995 Combined

Incentive and Nonqualified Stock Option Plan, $14,866 of which we received from employees exercising stock options granted under the 1995 plan. The sale and issuance of these securities were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold pursuant to a written compensatory benefit plan.



       All outstanding shares of our preferred stock are convertible, at their respective conversion ratios, at any time into shares of our common stock. In addition, all outstanding shares of our preferred stock will be converted automatically, at their respective conversion ratios, into shares of our common stock upon the effectiveness of our registration statement. The remaining outstanding warrants may be exercised at any time before they expire, between 2001 and 2005, unless they earlier terminate by their terms.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a) Exhibits


EXHIBIT
NUMBER                            DESCRIPTION
-------   ------------------------------------------------------------
 1.1*     Form of Underwriting Agreement.
 3.1      Restated Articles of Incorporation of the Registrant.
 3.2      Third Amended and Restated Bylaws of the Registrant.
 5.1      Opinion of Perkins Coie LLP as to the legality of the
          shares.
 9.1      Form of Voting Trust Agreement between Stephens-EBC, LLC and
          James Sommers, as Trustee.
10.1+     Exclusive License Agreement, dated May 1, 1995, between
          Cornell Research Foundation, Inc. and the Registrant, as
          amended as of June 2, 2000.
10.2**    Lease, dated November 4, 1996, between Koll Real Estate
          Group for Knoll North Creek Business Park and the
          Registrant.
10.3      1995 Combined Incentive and Nonqualified Stock Option Plan.
10.4      2000 Stock Incentive Plan.
10.5      2000 Employee Stock Purchase Plan.
10.6**    Form of Indemnification Agreement.
10.7      Employment Agreement, dated August 16, 2000, between the
          Registrant and Jerry L. Butler.
10.8      Employment Agreement, dated August 16, 2000, between the
          Registrant and Zhongmin Wei.
10.9      Change of Control Agreement, dated August 16, 2000, between the Registrant and Jerry L. Butler.
10.10     Change of Control Agreement, dated August 16, 2000, between the Registrant and Bradley S. Powell.
10.11     Change of Control Agreement, dated August 16, 2000, between the Registrant and Zhongmin Wei.
10.12     Credit Agreement, dated August 16, 2000, between Stephens
          Group, Inc. and the Registrant.
10.13     Credit Agreement, dated August 16, 2000, between WBW Trust
          Number One, and the Registrant.
21.1**    Subsidiaries of the Registrant.
23.1      Consent of Arthur Andersen LLP.
23.2      Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto).
23.3**    Consent of Allan Woodburn Associates.
24.1**    Power of Attorney.
27.1      Financial Data Schedule.


------------

 *  To be filed by amendment.


** Previously filed.


 + Confidential treatment has been requested with respect to portions of this exhibit.

       (b) Financial Statement Schedules

       All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

       The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on the 18th day of August, 2000.


                                          EDEN BIOSCIENCE CORPORATION

                                          By:      /s/ JERRY L. BUTLER
                                            ------------------------------------
                                                 Jerry L. Butler, President
                                                and Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below on the 18th day of August, 2000.



                       SIGNATURE                                              TITLE
                       ---------                                              -----
                  /s/ JERRY L. BUTLER                       President, Chief Executive Officer and
--------------------------------------------------------    Director (Principal Executive Officer)
                    Jerry L. Butler

                   *BRADLEY S. POWELL                       Vice President of Finance and Chief
--------------------------------------------------------    Financial Officer (Principal Financial and
                   Bradley S. Powell                        Accounting Officer)

                   *JON E. M. JACOBY                        Director
--------------------------------------------------------
                    Jon E. M. Jacoby

                    *ALBERT A. JAMES                        Director
--------------------------------------------------------
                    Albert A. James

                    *AGATHA L. MAZA                         Director
--------------------------------------------------------
                     Agatha L. Maza



                   *OSCAR C. SANDBERG                       Director
--------------------------------------------------------
                   Oscar C. Sandberg
                 *JOHN W. TITCOMB, JR.                      Director
--------------------------------------------------------
                  John W. Titcomb, Jr.

                *WILLIAM T. WEYERHAEUSER                    Director
--------------------------------------------------------
                William T. Weyerhaeuser

                *By: /s/ JERRY L. BUTLER
  ---------------------------------------------------
                    Jerry L. Butler
                    Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-----     ------------------------------------------------------------
 1.1*     Form of Underwriting Agreement.
 3.1      Restated Articles of Incorporation of the Registrant.
 3.2      Third Amended and Restated Bylaws of the Registrant.
 5.1      Opinion of Perkins Coie LLP as to the legality of the
          shares.
 9.1      Form of Voting Trust Agreement between Stephens-EBC, LLC and
          James Sommers, as Trustee.
10.1+     Exclusive License Agreement, dated May 1, 1995, between
          Cornell Research Foundation, Inc. and the Registrant, as
          amended as of June 2, 2000.
10.2**    Lease, dated November 4, 1996, between Koll Real Estate
          Group for Knoll North Creek Business Park and the
          Registrant.
10.3      1995 Combined Incentive and Nonqualified Stock Option Plan.
10.4      2000 Stock Incentive Plan.
10.5      2000 Employee Stock Purchase Plan.
10.6**    Form of Indemnification Agreement.
10.7      Employment Agreement, dated August 16, 2000, between the
          Registrant and Jerry L. Butler.
10.8      Employment Agreement, dated August 16, 2000, between the
          Registrant and Zhongmin Wei.
10.9      Change of Control Agreement, dated August 16, 2000, between the Registrant and Jerry L. Butler.
10.10     Change of Control Agreement, dated August 16, 2000, between the Registrant and Bradley S. Powell.
10.11     Change of Control Agreement, dated August 16, 2000, between the Registrant and Zhongmin Wei.
10.12     Credit Agreement, dated August 16, 2000, between Stephens
          Group, Inc. and the Registrant.
10.13     Credit Agreement, dated August 16, 2000, between WBW Trust
          Number One, and the Registrant.
21.1**    Subsidiaries of the Registrant.
23.1      Consent of Arthur Andersen LLP.
23.2      Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto).
23.3**    Consent of Allan Woodburn Associates.
24.1**    Power of Attorney.
27.1      Financial Data Schedule.


------------

 *  To be filed by amendment.


** Previously filed.


 + Confidential treatment has been requested with respect to portions of this exhibit.